2010 Annual Report



CELEBRATING 100 YEARS 1910 – 2010

Celebrating 100 Years

HICKOK
INCORPORATED

2010

Annual Report

HICKOK
INCORPORATED

January 4, 2011

Dear Shareholder

Fiscal 2010 began on a positive note in the first quarter due to shipments of a large order for a diesel fuel injection diagnostic tool for a large truck OEM and the expense reductions implemented in 2009. Other markets the Company serves remained severely depressed however we believed we were seeing signs of improvement. In addition, in December we completed development of another fuel injection system diagnostic tool for Common Rail Diesel and the newly introduced gasoline direct injection (GDI) engines. We were led to believe it would be deployed to all dealerships of a large OEM later in the year. Engineering and diagnostic personnel from the OEM recommended that the tool be required for all the dealerships. However, upper management of the company decided that in light of the economic conditions not to require it in all dealerships. The tool subsequently was designated "Recommended" and introduced to the dealer network in June through the OEMs tool distributor.

As the year progressed the market improvement we thought was starting in the first quarter did not happen. In fact, in the fourth quarter the markets softened even further. The "Recommended" fuel injection tool initial sales were disappointing in part because of poor marketing by the OEM's tool distributor. In June we introduced the truck fuel injection tool to our representatives and began to develop sales channels to the medium duty truck market. Progress has been steady and sales of the tool are increasing. In January 2011 we are introducing the Common Rail Diesel tool to the same sales channel and have several other products planned for introduction later in the year.

During the year we re-evaluated our NGS scan tool products and our marketing of these products. NGS had been a major contributor to the Company revenue stream until 2006. The NGS products are also important to our brand recognition for both Aftermarket and OEM customers. It is still the only Aftermarket oriented tool that offers factory level diagnostic capability for Ford vehicles from 1984 to the current model year. Revenues fell off in 2007 and 2008. In 2009 we introduced a PC version of the tool and re-designed the original NGS product. The new introductions stabilized revenue from NGS products albeit at lower levels. As a result of our evaluation we have added an array of new features and capabilities to the products. We are also instituting new sales and marketing policies along with a strong promotional program starting in January 2011 that will continue for at least the second and third quarters.

Our other automotive product revenues held their own during fiscal 2010 even though a number of them have been in the market for some time. Although Engineering was primarily devoted to the products discussed above we were able to develop improvements to several of our older products that will be introduced to distribution during fiscal 2011. In addition we introduced a novel tire pressure documentation product this past fall we call TPDK. The product provides tire pressure documentation and fraud prevention for automotive service shops. This tool is targeted at repair shops in the state of California in response to a new law in the State requiring tire inflation and pressure documentation on all vehicles serviced in the State. There are several actions pending in other states that have similar requirements.

Indicator product sales were depressed further during fiscal 2010. Locomotive and business aircraft products remained at the lower levels of fiscal 2009. In addition because of delays by Congress in federal budget action the sales of military related indicator products also declined in the third and fourth quarters. We are hopeful funding will be restored for these military programs early in 2011 when Congress reconvenes.

We also forecast additional sales of emissions products in 2010 because of an expected extension of an emissions program in the state of New Jersey that contributed to fiscal 2008 and 2009 sales. The program extension was delayed, I believe, largely due to the state of the economy. We are monitoring a few small programs around the United States that could involve our equipment but until the EPA again recognizes the benefits of gas cap testing even on OBD II equipped vehicles large orders are unlikely. At the recent Clean Air Conference an EPA representative did reveal that they were reviewing the credits allowed for gas cap testing and I am hopeful they will see the environmental benefits that can be derived at relatively low cost by increasing allowable credit for OBD II vehicles.

The past year has been extremely disappointing for the Company. We believed going in to the year that the markets we service would begin to recover. They didn't. The large orders we had in our forecast didn't come to fruition largely thanks to the economy. On the positive side our reduced staff worked really hard to re-position the Company, its products and programs to make headway under very tough circumstances. The stability and work ethic of our workforce is a testament to their dedication to this Company. I am hopeful all the things we have worked so hard to put in place will make for a dramatically improved 2011. I believe the pieces are in place to recover and grow. However, if revenues don't improve we will take appropriate steps to assure the Company's survival.



Robert L Bauman

President and CEO


SEC MAIL
RECEIVED
PROCESSING
APR 15 2011
WASH., D.C.
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from Not Applicable to Not Applicable

Commission file number: 0-147

HICKOK INCORPORATED

(Exact name of registrant as specified in its charter)

Ohio	**34-0288470**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
10514 Dupont Avenue, Cleveland, Ohio	**44108**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number **(216) 541-8060**

Securities registered pursuant to

Section 12(b) of the Act:

NONE

Securities registered pursuant to Section 12(g) of the Act:

Class A Common Shares, $1.00 par value

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. **Yes [ ] No [X]**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes [ ] No [X]**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes [X] No [ ]**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **Yes [ ] No [ ]**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K(229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[ ]**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.

Large accelerated filer **[ ]**	Accelerated filer **[ ]**
Non-accelerated filer **[ ]**	Smaller reporting company **[X]**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes [ ] No [X]

As of March 31, 2010, the Registrant had 793,229 voting shares of Class A Common Stock outstanding and 454,866 voting shares of Class B Common Stock outstanding. As of such date, non-affiliates held 647,614 shares of Class A Common Stock and 233,098 shares of Class B Common Stock. As of March 31, 2010, based on the closing price of $5.50 per Class A Common Share on the Over The Counter Bulletin Board, the aggregate market value of the Class A Common Stock held by such non-affiliates was approximately $3,561,877. There is no trading market in the shares of Class B Common Stock.

Documents Incorporated by Reference:

PART OF FORM 10-K	**DOCUMENT INCORPORATED BY REFERENCE**
Part III (Items 10, 11, 12, 13 and 14)	Portions of the Registrant's Definitive Proxy Statement to be used in connection with its Annual Meeting of Shareholders to be held on February 23, 2011.

Except as otherwise stated, the information contained in this Form 10-K is as of September 30, 2010.

PART I

ITEM 1. BUSINESS.

General Development of Business

Hickok Incorporated was founded in 1910 and organized in 1915 as an Ohio corporation, and first offered its securities to the public in 1959. Except as otherwise stated, the terms "Company" or "Hickok" as used herein mean Hickok Incorporated and its two wholly-owned subsidiaries, Supreme Electronics Corp. and Waekon Corporation. Hickok develops and manufactures products used by companies in the transportation industry. Primary markets served are automotive, emissions testing, aircraft, and locomotive with sales both to original equipment manufacturers (OEM's) and to the aftermarkets.

Until the mid 1980s Hickok was known primarily for its ability to develop and manufacture electronic instruments for electronic servicers, precision indicating instruments for aircraft, locomotive, and industrial applications, and electronic teaching systems for vocational schools. Since the mid 1980s the Company has focused this expertise to develop and manufacture electronic diagnostic tools and equipment used by automotive technicians in the automotive market. This is now the Company's largest business segment. The Company continues to design and manufacture precision indicating instruments. This segment represented approximately 26% of the Company's fiscal 2010 revenue.

The Company enjoyed growing success with Ford Motor Co. in the late 1980s and early 1990s ultimately resulting in OEM business representing approximately 80% of revenue. The Company recognized that customer diversification was desirable and also that much of the technology that had been developed for OEMs could have application to the non-dealer service market known as the aftermarket. Initial efforts used internal staff for sales and development efforts. After several years of modest success the Company learned that the technology developed for OEMs applied to the final product but the final product itself and market development activities required were significantly different than those for an OEM customer.

In February 1998 the Company added new products, customers and an established aftermarket sales channel with the acquisition of Waekon Industries. In addition to the acquisition of Waekon Industries, the Company embarked on development programs to design tools specifically tailored to the needs of the automotive aftermarket and develop a variety of sales channels to the market. Since the acquisition, the Company uses the Waekon name as a trademark to market its products to technicians in the automotive aftermarket and for certain emission inspection grade equipment it manufactures. Also the name Waekon-Hickok is used as a trademark for higher complexity equipment primarily aimed at automotive service shops as a shop tool. The Hickok brand is used for a family of products that are related to OEM grade tools sold to automotive dealerships and manufacturers.

The Company has developed a reputation as a quality emission testing product provider. Our reputation for innovative emissions testing products began with the patented Model FPT27 Gas Cap Tester that has been used since 2000 in numerous state programs by emissions testing equipment suppliers. In 2004 the Company developed and marketed a complete emissions testing platform for a State of Pennsylvania program. From 2002 until 2007 the Company worked with the State of California to develop a patented product for testing leaks in vehicle evaporative emissions systems. The Company began shipping the EVAP product in August 2007 and the bulk of units were shipped by December 2007. The California program implemented January 1, 2008. The emission equipment provides an on-going level of business but most programs result in large short-term revenues for the Company with some residual benefits to future years.

The Company's operations are currently concentrated in the United States of America. Sales are primarily to domestic customers although the Company also makes sales to international customers through domestically based distribution companies.

Operating Segment Information

The Company's operations are combined into two reportable business segments: 1) indicators and gauges and 2) automotive diagnostic tools and equipment. Reference is made to "Segment and Related Information" included in the notes to the financial statements.

Indicators and Gauges

For over ninety-five years the Company has developed and manufactured precision indicating instruments used in aircraft, locomotives and other applications. In recent years the Company has specialized in aircraft and locomotive cockpit instruments. Within the aircraft market, instruments are sold primarily to manufacturers or servicers of business, military, and pleasure aircraft. Within the locomotive market, indicators are sold to both original equipment manufacturers and to operators of railroad equipment. Indicators and gauges represented approximately 26% of the Company's sales for fiscal 2010 and 25% for fiscal 2009. An original grouping of products, DIGILOG Instruments, were certified with the FAA during fiscal 2002. Subsequently several additional models have also been certified. The DIGILOG instrument is a customizable indicator that is a combination analog/digital indicator for the aircraft market. It can be adapted to display a wide variety of aircraft parameters.

Automotive Diagnostic Tools and Equipment

Since the mid 1980s the Company has concentrated on designing and marketing instruments used to diagnose automotive electronic systems. These products were initially sold to Ford Motor Company but are now sold to several automotive OEMs, and to the aftermarket using jobbers, wholesalers and mobile distributors. Since the late 1990s sales of products designed specifically to OEM requirements have been balanced with products developed for automotive aftermarket servicers and the emissions testing industry. In fiscal 2007 and 2006 orders from a supplier to OEMs for products designed to the OEMs requirements significantly affected revenues. In fiscal 2008, 2007 and 2004 emissions products significantly affected revenues. The aftermarket accounted for approximately 46% of the Company's automotive diagnostic and specialty tool sales in fiscal 2010 and 37% for fiscal 2009. The percentage increase was primarily because large OEM orders were lower in fiscal 2010 than in fiscal 2009. As a whole, automotive diagnostic tools and equipment represented approximately 74% of the Company's sales for fiscal 2010 and 75% for fiscal 2009.

The Company's primary expertise is electronic measurement of physical properties and it has cultivated a reputation for developing innovative tools for automotive diagnostics and uses that reputation as leverage when it introduces new offerings. Being innovative sometimes adds to the difficulty of training the sales channels and technician market on the benefits of the product. An example of this is the On-Car Injector Flow Bench (OCIFB), that the Company introduced several years ago to the aftermarket. Sales of the product had been slowly increasing as the market began to understand its value. In 2004 a major automotive OEM became interested in the product's ability to measure the actual flow of fuel injectors on the vehicle. By enabling the dealership technician to obtain flow information they expected to substantially reduce their *"no trouble found" warranty returns of fuel injectors. A major order for the OEMs dealerships was delivered* in 2006 and 2007. For two years the Company has worked on extending this product's capability to diesel and Spark Ignited Direct Injection (SIDI) fuel injection systems. The Company feels it has a unique product for these new to the North American market vehicles that will be of interest to numerous OEMs and the Aftermarket.

New Generation Star (NGS) is an automotive scan tool that was supported by Ford Motor Company as a primary diagnostic tool for their vehicles from 1992 to 2005. The Company had considerable success selling the NGS tool to aftermarket customers starting in 2000. Sales of NGS both to dealerships and aftermarket customers was a major revenue source for the Company. In 2005 Ford made the decision to no longer support the NGS with software and introduced a new tool to take its place. Without access to certain Ford proprietary algorithms the Company could not maintain the tool's functionality to the standards it had been previously. In late 2006 the Company was able to license the security algorithm from Ford. By late 2007 the software the Company developed returned the NGS tool to the factory developed software level of performance. In early 2009 the Company introduced a new product called NGS Mach II that updated the hardware platform and extended the software functionality to current dealership standards while maintaining functionality for Ford vehicles back to 1984.

In addition the Company introduced NGS PC in 2007. This product is essentially a PC based implementation of the classic NGS product and is also at factory level functionality. The NGS PC only addresses OBD II vehicles dating back to 1996 which is the same vehicle coverage as the new Ford tool that replaced NGS classic. The Company is putting major marketing emphasis on the NGS products in an effort to return these products to significant revenue generators. In addition, the Company believes these products represent brand defining products and have a significant influence on the ability to sell other products to aftermarket customers.

Because of the Company's measurement technology and automotive knowledge the Company has been able to design and manufacture innovative tools for both OEMs and aftermarket customers and the Company has developed a reputation for delivering advanced tools that save expense and technician time. During the automotive and economic crisis of the past several years by necessity the Company had to reduce expenses and staff to accommodate lower revenue levels. These changes will result in fewer new product developments however the Company has been cautious not to lose the expertise that enabled the "innovative" reputation. Although there are less resources, the Company is compensating by being more critical in the projects it devotes resources to in order to develop products that have both OEM and aftermarket application. The Company is also making an effort to expand its product offerings to the new technologies that will affect the North American automotive and truck markets because of the strong emphasis on fuel economy and emissions.

The Company has successfully made an effort to reestablish the close association with OEMs it enjoyed in the 1980s and 1990s. The Active Fuel Injector Tester selected by GM for all their North American dealers added to both fiscal 2006 and 2007 revenues. In an effort to build on the success of the AFIT product, the Company worked closely with GM engineers to extend the applicability of the AFIT to diesel engines and the new Spark Ignited Direct Injection (SIDI) gasoline engines that are expected to represent a significant percentage of all manufacturers' new engine introductions in the upcoming years. The Company introduced a SIDI and Duramax Diesel Adapter to the AFIT product to GM dealers late in fiscal 2010 and will be introducing a similar product to the aftermarket in early fiscal 2011. The Company worked closely with Navistar/International to develop a tool for testing diesel fuel injectors on their engines. The Company sold a substantial quantity of units to Navistar in fiscal 2010. The Company also developed a version of the product it introduced to the aftermarket in late fiscal 2010. The strategy is to address new and old engine systems, such as fuel injection, that are difficult to diagnose and strike a balance between the OEM type projects that often result in large one-time orders and aftermarket products that generally have longer product life and consistent revenue potential spread over longer time periods.

Vehicle emissions testing products are used by state inspection programs to determine if vehicles comply with environmental regulations. The Company developed a gas cap testing product in 2000 that has been very successful and is used by most emissions equipment providers as the gas cap tester in their offerings. Fiscal 2009 fourth quarter revenue was positively affected by a gas cap tester program implemented in the State of New Jersey. Fiscal 2007 fourth quarter and fiscal 2008 first quarter revenue were materially influenced by a product developed for the State of California to test the fuel system of vehicles for leaks. In California, the Company partnered with Environmental Systems Products (ESP), a major provider of emissions testing equipment. ESP provided sales and service to customers and the Company designed and manufactured the product. Both of these products incorporate patented methods for making the measurements. With the continuing attention to environmental issues in North America, the Company is optimistic that both products will contribute to future revenues. A direct correlation between the hydrocarbon emissions that these products detect and CO_2 has been established by the scientific community. The Company is actively promoting this connection in an effort to enhance the probability that these kinds of testing will be incorporated in any environmental legislation that may result from concerns over CO_2. The Company also remains sensitive to other measurement needs that may arise to develop products for measuring other emissions related parameters.

Indicator revenues have remained fairly consistent for the past several years and are expected to remain consistent in foreseeable future years. Although the Company does not view this segment as a high growth potential, it does contribute significant revenues and margins. The Company believes year to year variation of revenue is more dependent on customer timing than any general market direction. Digilog, a higher margin product developed several years ago, continues to grow modestly in importance to the product segment.

Sources and Availability of Raw Materials

Raw materials essential to the business are acquired from a large number of United States of America manufacturers and some materials are now purchased from European and Southeast Asian sources. Materials acquired from the electronic components industry include transistors, integrated circuits, resistors, capacitors, switches, potentiometers, micro controllers, and other passive parts. Fabricated metal or plastic parts are generally purchased from local suppliers or manufactured by the Company from raw materials. In general, the required materials are available, if ordered with sufficient lead times, from multiple sources at current prices.

Importance of Patents, Licenses, Franchises, Trademarks and Concessions

The Company presently has several patents and patent applications that relate to several of its products. The Company believes that its position in the industry is dependent upon its present level of engineering skill, research, sales relationships, production techniques and service. However, the Company does have several basic methodology patents related to products it offers that it considers very important to future revenue. The Company currently has two important patents, the most important patent is related to the testing of evaporative emissions systems that was the basis for the Company's product offering in 2007 and 2008 for the State of California. This patent expires in the year 2022. The second patent is related to vehicle fuel cap testing that expires in 2018. The Company monitors the marketplace for infringement of its patents and intends to pursue its rights should an infringement take place. The Company is currently engaged in such a proceeding. See Item 3 Legal Proceedings. Other than the names "Hickok" and "Waekon", the Company does not have any material licenses, trademarks, franchises or concessions.

Seasonality

The Company believes that there is a seasonality to the automotive aftermarket revenues. Typically the first and fourth quarters tend to be weaker than the other two quarters in this market. Orders for OEM or emissions testing products are primarily subject to customer timing requirements and have no known seasonality aspect to them. As a result, operating results can fluctuate widely from quarter to quarter and year to year. As examples, the New Jersey emissions program had a significant affect on the Company's fourth quarter results of fiscal 2009, and the California evaporative emissions systems program had a significant affect on the Company's first quarter of fiscal 2008 and fourth quarter 2007 results.

Practices Relative to Working Capital Items

The nature of the Company's business requires it to maintain sufficient levels of inventory to meet rapid delivery requirements of customers. The Company provides its customers with payment terms prevalent in the industry.

Dependence on Single or Few Customers

Sales to General Motors Corporation amounted to approximately 14% and sales to ESP also accounted for approximately 6% of the consolidated sales of the Company during fiscal 2010. During the fiscal year ended September 30, 2009, sales to SGS Testcom, Inc. amounted to approximately 18% and sales to General Motors Corporation also accounted for approximately 8% of the consolidated sales of the Company. During the fiscal year ended September 30, 2008, sales to ESP amounted to approximately 53% and sales to General Motors Corporation accounted for approximately 7% of the consolidated sales of the Company. The Company has no long-term contractual relationships with SGS Testcom, Inc. or General Motors. The Company does have an exclusive supply agreement with ESP for the Tank Tester product. Several aftermarket distribution companies and several equipment OEMs have become significant sources of revenue. Sales in fiscal 2010 to General Motors Corporation amounted to approximately $720,000 and sales to ESP amounted to approximately $295,000. Sales to SGS amounted to approximately $1,102,000 and sales to General Motors Corporation amounted to approximately $512,000 during fiscal 2009. Sales to ESP amounted to approximately $6,395,000 and sales to General Motors Corporation amounted to approximately $878,000 of the consolidated sales of the Company for fiscal 2008. The Company does not feel that it is dependent on any one customer but it is dependent on sales to this class of customers.

Backlog

The Company's order backlog as of September 30, 2010 totaled $529,000 as compared to $1,199,000 as of September 30, 2009 and $794,000 as of September 30, 2008. The decrease in fiscal 2010 versus 2009 was primarily due to decreased orders in automotive diagnostic products of $410,000, specifically, $568,000 for automotive diagnostic products to OEMs offset in part by an increase of $85,000 for non-emission aftermarket products and $63,000 for emission products. Indicators and gauges backlog also declined $260,000. The increase in fiscal 2009 versus 2008 was primarily due to increased orders in automotive diagnostic products of $529,000, specifically, $556,000 for automotive diagnostic products to OEMs and $42,000 for non-emission aftermarket products offset in part by a decrease of $69,000 for emission products.

Government Contract Renegotiation

No major portion of the business is open to renegotiation of profits or termination of contracts or subcontracts at the election of the Government. The amount of revenue derived from Government contracts is currently minimal and not material.

Competitive Conditions

The Company is engaged in a highly competitive industry and faces competition from domestic and international firms. Several of the Company's competitors have greater financial resources and larger sales organizations than the Company. Competition with respect to the Company's diagnostic tool business arises from the existence of a number of other significant manufacturers in the field, such as Snap-On, SPX Corporation, and Bosch which dominate the available market in terms of total sales. The instrumentation industry is composed primarily of companies that specialize in the production of particular items as compared to a full line of instruments. The Company believes that its competitive position in this field is in the area of smaller, specialized products, an area in which the Company has operated since 1915 and in which the Company has established itself competitively by offering high-quality, high-performance products in comparison to high-volume, mass-produced items.

The Company depends on the automotive industry for sales of its OEM and aftermarket products. The Company's results of operations were adversely affected by the deterioration in the automotive industry's performance during the fiscal 2010, 2009 and 2008 years, and the Company anticipates that it will continue to face significant challenges until industry conditions improve substantially. While it has diversified its OEM projects to include emissions equipment sold to non-automotive OEMs to meet governmental testing mandates, the Company anticipates that its ability to maintain current business levels and to grow its OEM and aftermarket business will continue to depend to a significant extent on the health of the automotive industry.

Research and Development Activities

The Company expensed as incurred product development costs of $1,069,707 in 2010, $1,317,529 in 2009 and $1,920,851 in 2008. These expenditures included engineering product support and development of manuals for both of the Company's business segments.

Compliance with Environmental Provisions

The Company's capital expenditures, earnings and competitive position are not materially affected by compliance with federal, state and local environmental provisions which have been enacted or adopted to regulate the distribution of materials into the environment.

Number of Persons Employed

Total employment by the Company at September 30, 2010 was 83 full-time employees which represents a 2% increase from the fiscal 2009 and a 30% reduction from the fiscal 2008 levels. The Company has no part-time employees. None of the employees are represented by a union. The Company considers its relations with its employees to be good.

Financial Information Concerning Foreign and Domestic Operations and Export Sales

During the fiscal year ended September 30, 2010, all manufacturing, research and development and administrative operations were conducted in the United States of America. Revenues derived from export sales approximated $91,000 in 2010, $189,000 in 2009, and $248,000 in 2008. Shipments to Australia, Canada, England and Germany make up the majority of export sales.

ITEM 1A. RISK FACTORS.

Not Applicable.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not Applicable.

ITEM 2. PROPERTIES.

As of December 15, 2010 the Company had facilities in the United States of America as shown below:

LOCATION	SIZE	DESCRIPTION	OWNED OR LEASED
Cleveland, Ohio	37,000 Sq. Ft.	Two-story brick construction; used for corporate administrative headquarters, marketing and product development with limited manufacturing.	Owned
Greenwood, Mississippi	63,000 Sq. Ft.	One-story modern concrete block construction; used for manufacturing instruments, test equipment, and fastening systems products.	Leased, with annual renewal options extending through 2061.

The Company believes its plants and offices are in satisfactory operating condition, well maintained, adequate for the uses to which they are put and are adequately insured.

ITEM 3. LEGAL PROCEEDINGS.

The Company is the plaintiff in a suit pursuing patent infringement against a competitor in the emissions market (Hickok Incorporated v. Systech International, LLC and Delphi Corporation) currently pending in the United States District Court for the Northern District of Ohio. The suit alleges infringement by the defendants on two of the Company's emission product patents. On one patent, which is related to gas cap testing, there were multiple items sold by Systech International, LLC in several markets over a period of several years. On the second patent, which relates to the Company's method for evaporative emissions testing used in California, there were multiple items sold into the California market during 2007 by Systech International, LLC and Delphi Corporation. The suit against Systech International, LLC was filed in the United States District Court for the Northern District of Ohio Eastern Division on November 16, 2007 alleging the gas cap testing infringement. In January 2008 infringement of the Company's evaporative emissions patent was added to the suit. In June of 2008 Delphi Corporation was added to the suit as a defendant however the Company is currently taking steps to remove Delphi from the suit. Currently the proceedings are in the expert witness identification stage that is expected to be completed early in the first quarter of 2011. The Company is seeking damages estimated at approximately $225,000 for the gas cap testing patent infringement and approximately $2,300,000 for the evaporative emissions testing patent infringement.

Management believes that it is not currently possible to estimate the impact, if any, that the ultimate resolution of these matters will have on the Company's results of operations, financial position or cash flows.

ITEM 4. (REMOVED AND RESERVED).

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

a) MARKET INFORMATION

During fiscal 2010 and 2009 our Class A Common Shares were traded on The Nasdaq Over-The-Counter Bulletin Board Market under the symbol HICKA.OB. There is no market for the Registrant's Class B Common Shares.

The following table sets forth the per share range of high and low bids (Over-The-Counter Bulletin Board) for the Registrant's Class A Common Shares for the periods indicated. The Over-The-Counter Bulletin Board prices reflect inter-dealer prices without retail markup, markdown or commissions and may not represent actual transactions. Data was supplied by Nasdaq.

PRICES FOR THE YEARS ENDED:

	September 30, 2010		September 30, 2009	
	HIGH	LOW	HIGH	LOW
First Quarter	6.00	4.00	8.00	3.37
Second Quarter	6.00	4.01	5.00	2.30
Third Quarter	5.50	4.25	6.00	2.50
Fourth Quarter	5.00	2.50	6.00	5.01

b) HOLDERS

As of December 15, 2010, there were approximately 255 shareholders of record of the Company's outstanding Class A Common Shares and 5 holders of record of the Company's outstanding Class B Common Shares.

c) DIVIDENDS

In fiscal 2010, 2009 and 2008 the Company paid no dividends on either of its Class A or Class B Common Shares. Pursuant to the Company's Amended Articles of Incorporation, no dividends may be paid on Class B Common Shares until cash dividends of ten cents per share per fiscal year are paid on Class A Common Shares. Any determination to pay cash dividends in the future will be at the discretion of the Board of Directors after taking into account various factors, including the Company's financial condition, results of operations and current and anticipated cash needs.

ITEM 6. SELECTED FINANCIAL DATA.

	FOR THE YEARS ENDED SEPTEMBER 30				
	2010	2009	2008	2007	2006
	(In Thousands of Dollars, except per share amounts)				
Net Sales	$ 5,259	$ 6,063	$ 12,070	$ 12,520	$ 15,878
Net Income (Loss)	$ (949)	$ (3,674)	$ (770)	$ (649)	$ 804
Working Capital	$ 2,784	$ 3,603	$ 5,386	$ 5,950	$ 6,790
Total Assets	$ 3,809	$ 4,718	$ 8,511	$ 12,754	$ 12,107
Long-term Debt	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Total Stockholders' Equity	$ 3,281	$ 4,214	$ 7,872	$ 8,459	$ 9,256
Net Income (Loss) Per Share	$ (.76)	$ (2.94)	$ (.62)	$ (.53)	$ .66
Dividends Declared Per Share:					
Class A	$ -0-	$ -0-	$ -0-	$ .10	$ -0-
Class B	$ -0-	$ -0-	$ -0-	$ .10	$ -0-
Stockholders' Equity Per Share:	$ 2.63	$ 3.38	$ 6.31	6.92	$ 7.64
Return on Sales	(18.1%)	(60.6%)	(6.4%)	(5.2%)	5.1%
Return on Assets	(22.3%)	(55.6%)	(7.2%)	(5.2%)	7.2%
Return on Equity	(25.3%)	(60.8%)	(9.4%)	(7.3%)	9.0%
Closing Stock Price	$ 4.25	$ 5.01	$ 9.00	$ 12.75	$ 5.90

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

Introduction

Until the mid 1980s Hickok was known primarily for its ability to develop and manufacture electronic instruments for electronic servicers, precision indicating instruments for aircraft, locomotive, and industrial applications, and electronic teaching systems for vocational schools. For the past twenty-four years the Company has used this expertise to develop and manufacture electronic diagnostic tools and equipment used by automotive technicians in the automotive service market. This is now the Company's largest business segment. The Company generated approximately 74% of its fiscal 2010 revenue from designing and manufacturing diagnostic tools for automotive diagnostics and testing. These tools enable service technicians to identify problems in electronic systems and other non-electronic systems in automobiles and trucks.

Sixteen years ago two large automotive OEM companies comprised over 80% of the company's business. A substantial portion of this business was contingent on large programs initiated by these OEMs on a year to year basis. The Company recognized that the OEMs were changing and that the likelihood of the continuation of these yearly large programs was diminishing. As a result, the Company initiated a strategy to use existing technical and manufacturing expertise and to develop sales and marketing skills applicable to the automotive aftermarket service industry. The strategy was aided by the acquisition of Waekon Industries in 1998. The Company uses Waekon as the brand of its products that are primarily intended as a technician's personal tool. The acquisition of Waekon immediately gave the Company aftermarket products and access to certain sales channels to that market.

Since the acquisition of Waekon, the Company further expanded aftermarket sales channels and added numerous new product offerings. Those efforts resulted in aftermarket revenues steadily rising as a result of new products developed for aftermarket servicers and success selling the NGS Scan Tool for Ford to aftermarket customers until fiscal 2007. During recent years there have been large sales orders from emissions or OEM customers that caused aftermarket sales to remain less than 50% of total automotive product sales. In fiscal 2010 approximately 46% of the Company's automotive diagnostic tool revenue was from aftermarket customers and 54% was from OEM and emissions customers. Aftermarket revenues rose to approximately $1,762,000 on the strength of technician targeted products while there was a slight decline in Shop targeted products. In fiscal 2009, approximately 37% of the Company's automotive diagnostic tool revenue was from aftermarket customers and 63% was from OEM and emissions customers. Aftermarket revenue declined from approximately $2,300,000 in fiscal 2008 to $1,668,000 in fiscal 2009 largely as a result of lower sales of the Company's NGS product. In fiscal 2008, approximately 22% of the Company's automotive diagnostic tool revenue was from aftermarket customers and 78% was from OEM and emissions customers. The depressed conditions in the OEM and emissions markets were largely responsible for the sharp decline in their revenues over the past several years. The Company intends to continue to pursue OEM and emissions opportunities; however the development emphasis for fiscal 2010 and fiscal 2011 is on aftermarket products. A number of the aftermarket products are expected to be introduced in early calendar 2011. Several of these products relate to proprietary fuel injection system diagnosis technology that was developed working with OEM customers.

The Company offers products for government sponsored emissions testing programs. The Company's gas cap testing products have become the de facto standard of gas cap testing in the United States and most major vendors use them in their equipment when gas cap testing is specified within a state program. The Company has patents on its proprietary method. The Company also developed an ability to test for leaks in vehicle evaporative systems (gas tanks). The Company applied for and received a patent on the methodology it developed. In fiscal 2004 the Company signed an exclusive supply agreement with Environmental Services Products (ESP) that supplied sales, marketing, and service for the tank testing product for a program in the state of California. During late fiscal 2007 the California emissions program implemented. The Company and its partner, ESP, captured an estimated 70% of the market. Emissions revenue in fiscal 2008 was approximately $6,900,000, 68% of automotive diagnostic tool revenue and $3,900,000 or 37% of fiscal 2007 diagnostic tool revenue. New Jersey implemented a program that included gas cap testing in 2009 that resulted in revenue of approximately $1,100,000. Most new emissions testing programs emphasize OBD II testing and the EPA allows minimal credit for testing either gas caps or gas tanks on those vehicles. With the recent concern over CO_2 emissions the EPA is re-evaluating the credit for gas cap testing and the Company is hopeful they will realize the benefit of such tests.

New Generation Star (NGS) is an automotive scan tool that was supported by Ford Motor Company as a primary diagnostic tool for their vehicles from 1992 to 2005. The Company had considerable success selling the NGS tool to aftermarket customers starting in 2000. Sales of NGS both to dealerships and aftermarket customers was a major revenue source for the Company and particularly represented a brand defining product for customers in the aftermarket. In 2005 Ford made the decision to no longer support the NGS with software and introduced a new tool to take its place. The Company took over software development for the product. In mid fiscal 2008 the Company introduced a PC based version of NGS and in 2009 introduced an upgraded hardware version of the original NGS scan tool called NGS Mach II. During fiscal 2010 the Company made substantial technical improvements to both products and re-evaluated its sales/marketing programs related to them. The Company is introducing several new programs in an effort expected to increase the NGS product revenue levels substantially and to re-establish the reputation of the products.

The Company developed a product for testing fuel injection systems on gasoline engines in the late 1990s but had only modest success in selling the technology until General Motors required the tool for all their dealers in 2007. Subsequently the Company was asked to develop the technology further for use on diesel and newly introduced direct injection gasoline engines. In July of 2010 GM recommended to all their dealers an Adapter to the original fuel injection tester for testing both Duramax Diesel and their new Spark Ignited Direct Injection (SIDI) engines. In 2008 a large truck OEM asked the Company to develop a tester for their diesel fuel injection system that was different than the system used by GM on their Duramax Diesel engines. This development resulted in significant revenues during the first quarter of fiscal 2010 and a novel product that helps diagnose an issue that has existed on certain engines since 2001. The Company is in the process of introducing versions of both of these products to the aftermarket and is hopeful they will become brand defining products similar to NGS.

The timing of order releases and large program implementations in the Company's automotive diagnostic equipment business can cause wide fluctuations in the Company's operating results both on a quarter-to-quarter and a year-to-year basis. Orders for such equipment can be large, are subject to customer schedules, and may result in substantial variations in quarterly and yearly sales and earnings. As an example, fiscal 2008 compared to fiscal 2007 is typical of the fluctuations these large programs can cause. The first quarter of fiscal 2008 resulted in substantial revenue growth and profitable operations because of the added revenue from the completion of the California emissions program. While the fourth quarter of fiscal 2007 resulted in substantial growth and profitable operations because of the added revenue of the start of the California emissions program. In addition, the fourth quarter of fiscal 2009 benefited from a smaller emissions program for the State of New Jersey and the fiscal 2010 first quarter benefited from delivery of a diesel fuel injection tester to a large truck OEM.

The Company's indicator product revenue decreased 12% in fiscal 2010 and the percentage of total Company revenues increased to 26% from 25% in fiscal 2009. The year to year decrease was primarily a result of the continued economic downturn and uncertainty in the markets the Company serves, customer delivery requirement timing and delays in government funding of programs for the military. The Company's indicator product revenue decreased 14% in fiscal 2009 and the percentage of total Company revenues increased to 25% from 15% in fiscal 2008. The year to year decrease was primarily a result of the economic downturn and uncertainty in the markets the Company serves and customer delivery requirement timing. The increase in the total level of indicator product revenue percentage from 2009 versus 2008 was primarily due to the larger percentage decrease in automotive products contribution to total Company revenue. The Company anticipates indicator sales will continue at current levels in fiscal 2011 and into the foreseeable future. Management feels that resources dedicated to this segment are adequate at the present time.

Looking forward, the introduction of new automotive diagnostic products to the aftermarket on a regular basis is very important for the growth of the business segment. Management implemented steps to reduce expenses in early fiscal 2009 due to the economic downturn and uncertainty in the markets the Company serves including reductions of development resources. These reductions will continue during fiscal 2011. New product development needs in fiscal 2011 will continue and management believes it can address these needs adequately. The cutbacks have slowed the new product development process however the Company has taken precautions to maintain its technologies and continues to work on several novel products it believes will have substantial market appeal. Marketing and administration are also a significant expense. With the uncertain conditions in the aftermarket and OEM revenues for fiscal 2011 management plans to continue the expense reductions implemented in fiscal 2009 in marketing, administrative and sales related expenses including personnel rate reductions unless business recovers significantly. As revenues decline, certain variable sales related and marketing expenses such as commissions also decline.

The Company's order backlog as of September 30, 2010 totaled $529,000 as compared to $1,199,000 as of September 30, 2009 and $794,000 as of September 30, 2008. The decrease in fiscal 2010 versus 2009 was primarily due to decreased orders in automotive diagnostic products of $410,000, specifically, $568,000 for automotive diagnostic products to OEMs offset in part by an increase of $85,000 for non-emission aftermarket products and $63,000 for emission products. Indicators and gauges backlog also declined $260,000. The increase in fiscal 2009 versus 2008 was primarily due to increased orders in automotive diagnostic products of $529,000, specifically, $556,000 for automotive diagnostic products to OEMs and $42,000 for non-emission aftermarket products offset in part by a decrease of $69,000 for emission products.

Reportable Segment Information

The Company is required to report segment information disclosures based on how management evaluates operating performance and resource allocations. The Company has determined that it has two reportable segments: 1) indicators and gauges, and 2) automotive related diagnostic tools and equipment.

Indicators and Gauges

This segment consists of products manufactured and sold primarily to companies in the aircraft and locomotive industry. Within the aircraft market, the primary customers are those companies that manufacture or service business, military and pleasure aircraft. Within the locomotive market, indicators and gauges are sold to original equipment manufacturers, servicers of locomotives, and operators of railroad equipment.

Automotive Diagnostic Tools and Equipment

This segment consists primarily of products designed and manufactured to support the testing or servicing of automotive and truck systems using electronic means to measure vehicle parameters. These products are sold to OEMs and to the aftermarket using several brand names and a variety of distribution methods. Included in this segment are products used for state required testing of vehicle emissions.

Results of Operations

Sales for the fiscal year ended September 30, 2010 decreased to $5,259,012, a decrease of approximately 13% from fiscal 2009 sales of $6,062,776. This decrease in sales was volume-driven and attributable primarily to lower product sales of approximately $765,000. Service sales in fiscal 2010 decreased by approximately $39,000 and the reduction was volume related, compared to fiscal 2009. Product sales were $4,868,635 in fiscal 2010 compared to $5,633,864 in fiscal 2009. The decrease in product sales occurred in both the indicator and gauges segment, and the automotive diagnostic equipment segment. The dollar decreases were approximately $180,000 and $585,000 respectively. Within the automotive diagnostic products, emission product sales decreased approximately $1,162,000 offset in part by an increase in OEM products and aftermarket products of approximately $487,000 and $90,000 respectively. Fiscal 2010 benefited from a small OEM program while fiscal 2009 benefited from a small emissions program. The reduction in service sales was volume related and attributable to lower repair sales. The current level of service revenue is expected to continue for fiscal 2011.

Sales for the fiscal year ended September 30, 2009 decreased to $6,062,776, a decrease of approximately 50% from fiscal 2008 sales of $12,070,326. This decrease in sales was volume-driven and attributable primarily to lower product sales of approximately $5,919,000. Service sales in fiscal 2009 decreased by approximately $89,000 and the reduction was volume related, compared to fiscal 2008. Product sales were $5,633,894 in fiscal 2009 compared to $11,552,499 in fiscal 2008. The decrease in product sales occurred in both the indicator and gauges segment, and the automotive diagnostic equipment segment. The dollar decreases were approximately $210,000 and $5,709,000 respectively. Within the automotive diagnostic products, emission product sales and aftermarket products decreased approximately $5,113,000 and $601,000 respectively offset by an increase in OEM products of $5,000. Fiscal 2009 benefited from a small emissions program while fiscal 2008 benefited from a large state emissions program.

Cost of products sold in fiscal 2010 was $2,689,469 or 55.2% of net product sales compared to $3,683,049 or 65.4% of net product sales in fiscal 2009. Cost of products sold during fiscal 2008 was $6,802,006 or 58.9%

of net product sales. The decrease in the percentage of cost of products sold to product sales between fiscal 2010 and 2009 was due primarily to a change in product mix and by the continuation of the cost cutting measures and wage reductions implemented in fiscal 2009. The increase in the percentage of cost of products sold to product sales between fiscal 2009 and 2008 was due primarily to lower product sales which absorbed less of the fixed costs, a change in product mix offset in part by cost reductions. The lower percentage of cost of products sold to product sales in fiscal 2008 was due primarily to higher product sales which absorbed more of the fixed costs and to a change in product mix. For the years ended September 30, 2010 and September 30, 2009 the Company achieved the savings that were anticipated from the cost cutting measures implemented in fiscal 2009.

Cost of services sold in fiscal 2010 was $251,258 or 64.4% of net service sales compared to $402,025 or 93.7% respectively in fiscal 2009. Cost of services sold during fiscal 2008 was $540,896 or 104.5% of net service sales. The dollar and percentage decrease between fiscal 2010 and 2009 was due primarily to a lower volume of warranty repairs, price increases for certain services and cost reductions. The dollar and percentage decrease between fiscal 2009 and 2008 was due primarily to a lower volume of warranty repairs, price increases for certain services and cost reductions. The higher cost of service sold percentage in fiscal 2008 was due primarily to higher warranty related costs associated with certain of the automotive diagnostic products. For the years ended September 30, 2010 and September 30, 2009 the Company achieved the savings that were anticipated from the cost cutting measures implemented in fiscal 2009.

Product development expenditures in fiscal 2010 were $1,069,707 or 22.0% of product sales compared to $1,317,529 or 23.4%, respectively, in fiscal 2009. Product development expenditures during fiscal 2008 were $1,920,851 or 16.6% of product sales. The dollar decrease between fiscal 2010 and fiscal 2009 was due primarily to the cost cutting measures and wage reductions implemented in fiscal 2009. Decreases were primarily in labor costs and travel expenses of approximately $232,000 and $4,000 respectively. The percentage increase between fiscal 2009 and 2008 was due primarily to the lower level of product sales in fiscal 2009. The dollar decrease between fiscal 2009 and fiscal 2008 was due primarily to the cost cutting measures and wage reductions implemented in fiscal 2009. Decreases were primarily in labor costs, research and experimental material expenses and travel expenses of approximately $531,000, $52,000 and $6,000 respectively. For the years ended September 30, 2010 and September 30, 2009 the Company achieved the savings that were anticipated from the cost cutting measures implemented in fiscal 2009. In addition, management believes the current resources will be sufficient to maintain current product development commitments and continue to develop a reasonable flow of new diagnostic products for both the OEM and Aftermarket customers.

Marketing and administrative expenses amounted to $2,217,520 which was 42.2% of net sales in fiscal 2010, $2,524,914 or 41.6% of net sales in fiscal 2009 and $3,454,382 or 28.6% of net sales in fiscal 2008. The percentage increase in fiscal 2010 was due primarily to the decrease in the level of total net sales for the current fiscal year. Marketing expenses were approximately $1,026,000 in fiscal year 2010 compared to $1,280,000 a year ago. Within marketing expenses, decreases were primarily in labor costs of $308,000, travel expense of $27,000, advertising of $3,000, promotion expense of $2,000, collection expense of $3,000 and royalties of $3,000. The decreases were offset in part by increases in commissions of 37,000 and outside consulting of $70,000 related to an emissions equipment sales effort. Administrative expenses were approximately $1,192,000 during the current fiscal year compared to $1,245,000 a year ago. The dollar decrease was due primarily to decreases in labor costs of $64,000, data processing fees of $4,000 and depreciation of $5,000. The decrease was offset in part by an increase in directors fees of $11,000 and professional fees of $5,000. For the years ended September 30, 2010 and September 30, 2009 the Company achieved the savings that were anticipated from the cost cutting measures implemented in fiscal 2009.

The percentage increase in fiscal 2009 compared to fiscal 2008 was due primarily to the decrease in the level of total net sales for fiscal 2009. The dollar decrease between fiscal 2009 and fiscal 2008 was due primarily to the cost cutting measures and wage reductions implemented in fiscal 2009. Marketing expenses were approximately $1,280,000 in fiscal year 2009 compared to $1,855,000 in fiscal 2008. Within marketing expenses, decreases were primarily in labor costs of $396,000, travel expense of $48,000, advertising of $42,000, promotion expense of $33,000, collection expense of $11,000 and commissions of $10,000. Administrative expenses were approximately $1,245,000 in fiscal year 2009 compared to $1,600,000 in fiscal 2008. The dollar decrease was due primarily to decreases in labor costs of $255,000, directors fees of $38,000, data processing fees of $42,000, depreciation of $14,000 and travel expense of $4,300. The decrease was offset in part by an increase in professional fees of approximately $14,000.

Interest charges were $542 in fiscal 2010 compared with $3,826 in fiscal 2009 and $9,974 in fiscal 2008. The decrease in interest charges in fiscal 2010 compared to fiscal 2009 was due to no short-term borrowings during the current year. Interest charges for fiscal 2010 were due on the unused credit facility during the first quarter of the year. The decrease in interest charges in fiscal 2009 compared to fiscal 2008 was due to no short-term borrowings and interest charges on the lower credit facility unused portion during fiscal 2009. The credit facility was reduced from $2,500,000 to $1,000,000 on February 1, 2009 and rescinded on December 17, 2009.

Other income was $19,988 in fiscal 2010 compared with $39,514 in fiscal 2009 and $88,091 in fiscal 2008. Other income consists primarily of interest income on cash and cash equivalents and proceeds from the sale of scrap metal shavings. The decrease in fiscal 2010 compared to fiscal 2009 and 2008 was due primarily to the lower level of excess cash available to invest in money market accounts and lower interest rates on the cash that was invested. Interest income and miscellaneous income amounted to approximately $5,000 and $15,000 respectively for fiscal 2010. Interest income and miscellaneous income amounted to approximately $23,000 and $17,000 respectively for fiscal 2009 and $65,000 and $23,000 respectively for fiscal 2008. Currently, excess cash is invested in a money market account. The Company anticipates other income to decrease significantly during fiscal 2011 due to the lower level of excess cash available to invest in money market accounts and lower available interest rates on investments.

Management recorded a valuation allowance on the entire balance of deferred tax assets at September 30, 2009 in the amount of $1,845,200 due to the continued losses during the past several years, the current economic uncertainties, the negative effects of the current economic crisis on all of the Company's markets and concern that more likely than not expiration of the Company's net operating loss and research and development credit carryforwards could occur before they can be used. In addition, management recorded a valuation allowance in the amount of $310,500 on the current year deferred taxes. This represents an effective income tax rate of 0%. Income taxes in fiscal 2009 were $1,845,200 due to the increase in the valuation allowance on deferred income taxes of $2,505,200. This represents an effective income tax rate of 100%. Income taxes in fiscal 2008 were $200,007 which includes an increase in the valuation allowance on deferred income taxes of $535,000. This represents an effective income tax rate of 35%. The tax rate in fiscal 2008 was lower than the normal tax rate of 37% due to the recording of a valuation allowance. It is anticipated that the effective tax rate in fiscal 2011 will be similar to fiscal 2010. The deferred tax benefits begin to expire in 2015.

The net loss in fiscal 2010 was $949,496, or $.76 per share which was a decrease of $2,724,757 as compared to the net loss of $3,674,253 or $2.94 per share in fiscal 2009. The improvement was due primarily to the continuation of the cost cutting measures and wage reductions implemented in fiscal 2009. The net loss in fiscal 2009 was $3,674,253, or $2.94 per share which was an increase of $2,904,554 as compared to the net loss of $769,699, or $.62 per share in fiscal 2008. The change in fiscal 2009 versus 2008 was due primarily to the increase in the valuation allowance of $1,845,200 and the lower sales volume. In addition, fiscal 2008 benefited from the balance of the California emissions program.

In December of 2008 management took steps to reduce direct and non-direct product related expenses throughout the Company in response to the economic downturn and the uncertainty in the markets the Company serves. The steps included a substantial reduction in personnel, wage reductions for all personnel and expenditure restrictions in most aspects of the Company's operations. Management took additional steps in April 2009 and made additional reductions in personnel throughout the Company due to the continued decline in sales to the markets the Company serves. The expected annual cost savings of approximately $3,080,000 took into consideration possible increases in other expenses. The savings were expected to be realized in equal amounts per month with similar impact on both future earnings and cash flows. Beginning in January 2009 and continuing through April 2009 the monthly savings were expected to be approximately $191,000 per month. Beginning in May 2009 the monthly savings were expected to be approximately $257,000 per month. Major expense categories impacted are as follows:

Applicable to Manufacturing	
Production Overhead (Wages)	$866,000
Product Development	785,000
Marketing and Administration	1,429,000
Annual Total	$3,080,000

For the years ended September 30, 2010 and 2009 the Company achieved the savings that were anticipated from the cost cutting measures implemented in January 2009 and April 2009. The Company anticipates the cost cutting measures will continue for the fiscal year ended September 30, 2011.

The Company has available a net operating loss carryforward of approximately $4,670,000 and research and development credit carryforwards of approximately $1,700,000 that begin to expire in 2015. During fiscal 2010 the Company recorded an additional valuation allowance on deferred tax expense in the amount of $310,500 due to additional losses, deterioration of the markets the Company serves, economic uncertainty, and an increased likelihood of tax credits expiring before being utilized. The Company's entire deferred tax asset of $3,793,700 has been offset by a valuation allowance of $3,793,700. Because of the uncertainties involved with this significant estimate, it is reasonably possible that the Company's estimate may change.

Liquidity and Capital Resources

Current assets of $3,312,428 at September 30, 2010 were 6.3 times current liabilities and the total of cash and cash equivalents and receivables was 2.1 times current liabilities. These ratios compare to 8.1 and 3.7 respectively at the end of fiscal 2009. Cash and cash equivalents was $768,647 at September 30, 2010 and $716,866 at September 30, 2009. Total current assets decreased by approximately $794,000 from the previous year end due primarily to a decrease in accounts receivable and inventory of approximately $779,000 and $62,000 respectively. The decrease was offset in part by an increase in cash and cash equivalents of approximately $52,000. The decrease in accounts receivable was due primarily to a lower sales volume in the fourth quarter of fiscal 2010 versus fiscal 2009. Inventory decreased due primarily to lower production levels during the current year.

Working capital at September 30, 2010 was $2,783,776 as compared to $3,602,620 a year ago. The decrease of approximately $819,000 was due primarily to a decrease in accounts receivable and inventory and prepaid expenses of approximately $779,000, $62,000, and $5,000 respectively, offset in part by an increase in cash and cash equivalents, accounts payable and accrued payroll and related expenses of approximately $52,000, $26,000 and $10,000 respectively. The decrease in accounts receivable was due primarily to lower shipments in the fourth quarter of fiscal 2010. Inventory decreased due to lower production levels in the current year.

Internally generated funds in fiscal 2010 were $70,912 and were adequate to fund the Company's primary non-operating cash requirements consisting of capital expenditures of $19,456. The primary reason for the positive cash flow from operations in fiscal 2010 was the reduction in accounts receivable and inventory of $779,202 and $61,676 respectively offset in part by the net loss of $949,496 and non-cash depreciation and share-based compensation of $131,800 and $16,045 respectively. Internally generated funds in fiscal 2009 were a negative $1,241,018 and were not adequate to fund the Company's primary non-operating cash requirements consisting of capital expenditures of $34,674. The primary reason for the negative cash flow from operations in fiscal 2009 was the net loss of $3,674,253. The negative cash flow was financed through internally generated funds from fiscal 2008. Internally generated funds in fiscal 2008 were $3,296,780 and were adequate to fund the Company's primary non-operating cash requirements consisting of capital expenditures of $127,510. The primary reason for the positive cash flow from operations in fiscal 2008 was the reduction in accounts receivable and inventory of $3,772,292 and $1,606,384 respectively offset in part by the net loss of $769,699 and a $1,634,208 reduction in trade payables. The Company does not anticipate any material capital expenditures during fiscal 2011. In addition, the Company expects there will be internally generated funds in fiscal 2011 from operating activities in addition to available short-term financing to provide adequate funding of the Company's working capital needs.

During fiscal 2011 the Company's business may require a short-term increase in inventory and accounts receivables. Whenever there may be a requirement to increase inventory in fiscal 2011 there will be a negative but temporary impact on liquidity. As previously noted, management implemented expense reductions during fiscal 2009 in response to the economic downturn and uncertainty in the markets the Company serves. These expense reductions continued for fiscal 2010 and are anticipated to continue for most of fiscal 2011. The Company has reduced headcount, product development, and marketing, administrative and sales related expenses in order to appropriately manage its working capital. The Company believes that internally generated funds will provide sufficient liquidity to meet ongoing working capital requirements. In addition, the Company is currently evaluating other short-term financing alternatives but there can be no assurance that such arrangements will be available.

Going Concern and Uncertainties

The Company's audited financial statements for the fiscal year ended September 30, 2010, included in this Annual Report on Form 10-K contain a going concern qualification from its independent registered accounting firm. The Company has suffered recurring losses from operations during the past several years due primarily to decreasing sales of existing product lines and a general economic downturn in all markets the Company serves. The resulting lower sales levels have reduced the Company's accounts receivable and cash balances, if this situation continues it may prevent the Company from generating sufficient cash flow to sustain its operations.

The ability of the Company to continue as a going concern is dependent on improving the Company's profitability and cash flow and securing financing if needed. During the past year management reviewed and revised its strategic plan and believes in the viability of its strategy to increase revenues and profitability through increased sales of existing products and the introduction of new products to the market place. Management believes that the actions presently being taken by the Company will provide the stimulus for it to continue as a going concern, however, because of the inherent uncertainties there can be no assurances to that effect. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As previously noted, in December of 2008 management took steps to reduce non-direct product related expenses throughout the Company in response to the economic downturn and the uncertainty in the markets the Company serves. The steps included a substantial reduction in personnel, wage reductions for all personnel and expenditure restrictions in most aspects of the Company's operations. Management took additional steps in April 2009 and made additional reductions in personnel throughout the Company due to the continued decline in sales to the markets the Company serves. For the years ended September 30, 2010 and 2009 the Company achieved the savings that were anticipated from the cost cutting measures implemented in January 2009 and April 2009. The Company anticipates the cost cutting measures will continue for the fiscal year ended September 30, 2011.

Management is also prepared to make additional expense reductions if its strategy to improve revenue and profitability does not show significant results. In addition, management has identified a possible source of limited short-term financing if it were to become necessary. There can be no assurance that the amount of this short-term financing will be sufficient to meet its operating requirements nor as to the Company's ability to obtain additional financing.

Off-Balance Sheet Arrangements

Hickok has no off-balance sheet arrangements (as defined in Regulation S-B Item 303 paragraph (c)(2)) that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The Company describes its significant accounting policies in the notes to the consolidated financial statements included in the Company's Annual Report on Form 10-K. However, in response to the SEC's Release No. FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies", issued December 12, 2001, the Company has identified the policies it believes are most critical to an understanding of the Company's financial statements. Since application of these accounting policies involves the exercise of judgment and use of estimates, actual results could differ from those estimates.

Revenue Recognition - Revenue is recognized as manufactured items are shipped to customers, legal title has passed, and all significant contractual obligations of the Company have been satisfied. Revenue from development contracts is recorded as agreed upon milestones are achieved.

Inventory Valuation and Reserves - Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. The Company's business may require an increase in inventory of component parts, work-in-process and finished goods in order to meet anticipated delivery schedules of customers. However, we are responsible for excess and obsolete inventory purchases in excess of inventory needed to meet customer demand forecasts, as well as inventory purchases generally not covered by supply agreements, or parts that become obsolete before use in production. If our forecasts change or excess inventory becomes obsolete, the inventory reserves included in our financial statements may be understated.

Deferred Taxes - Deferred income taxes are provided for temporary differences between financial and tax reporting. Significant factors considered by the Company in estimating the probability of the realization of deferred taxes include expectations of future earnings and taxable income, as well as application of tax laws in the jurisdictions in which the Company operates.

The Company does not have off-balance sheet arrangements, financing, or other relationships with unconsolidated entities or persons, also known as "special purpose entities" (SPEs).

Impact of Inflation

In recent years, inflation has had a minimal effect on the Company because of low rates of inflation and the Company's policy minimizing the acceptance of long-term fixed rate contracts without provisions permitting adjustment for inflation.

Forward-Looking Statements

The foregoing discussion includes forward-looking statements relating to the business of the Company. These forward-looking statements, or other statements made by the Company, are made based on management's expectations and beliefs concerning future events impacting the Company and are subject to uncertainties and factors (including, but not limited to, those specified below) which are difficult to predict and, in many instances, are beyond the control of the Company. As a result, actual results of the Company could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) the Company's dependence upon a limited number of customers and the automotive industry, (b) the highly competitive industry in which the Company operates, which includes several competitors with greater financial resources and larger sales organizations, (c) the acceptance in the marketplace of new products and/or services developed or under development by the Company including automotive diagnostic products and indicating instrument products, (d) the ability of the Company to further establish distribution and a customer base in the automotive aftermarket, (e) the Company's ability to capitalize on market opportunities including state automotive emissions programs and OEM tool programs, and (f) the Company's ability to obtain cost effective financing.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market Risk

The Company is exposed to certain market risks from transactions that are entered into during the normal course of business. The Company has not entered into derivative financial instruments for trading purposes. The Company's primary market risks are exposure related to interest rate risk and equity market fluctuations. The Company's only debt subject to interest rate risk was its revolving credit facility which was rescinded on December 17, 2009. Prior to its rescindment on December 17, 2009 the facility was subject to a variable rate of interest based on the LIBOR rate. As a result, the Company believes that the market risk relating to interest rate movements is minimal. In addition, the Company maintains investments in a number of mutual funds from time to time. These funds are subject to normal equity market fluctuations. The Company believes the equity market fluctuation risk is acceptable because the funds can be sold on demand.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The following pages contain the Financial Statements and Supplementary Data as specified for Item 8 of Part II of Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SHAREHOLDERS AND BOARD OF DIRECTORS
HICKOK INCORPORATED
CLEVELAND, OHIO

We have audited the accompanying consolidated balance sheet of HICKOK INCORPORATED as of September 30, 2010 and 2009, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board "United States". Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement. The Company has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hickok Incorporated as of September 30, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has incurred large operating losses during the past several years and may have insufficient cash to fund operations for the next twelve months. These conditions raise substantial doubt about its ability to continue as a going concern at September 30, 2010. Management's plans regarding those matters also are described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, Ltd.
Certified Public Accountants

December 14, 2010
Cleveland, Ohio

CONSOLIDATED BALANCE SHEET
HICKOK INCORPORATED
SEPTEMBER 30

ASSETS

	2010	2009
CURRENT ASSETS:		
Cash and cash equivalents	$768,647	$716,866
Accounts receivable-less allowance for doubtful accounts of $10,000 ($10,000, 2009)	350,386	1,129,588
Inventories-less allowance for obsolete inventory of $380,000 ($455,000, 2009)	2,122,972	2,184,648
Deferred income taxes-less valuation allowance of $156,300 ($178,600, 2009)	-	-
Prepaid expenses	70,423	75,552
Total Current Assets	3,312,428	4,106,654
PROPERTY, PLANT AND EQUIPMENT:		
Land	233,479	233,479
Buildings	1,429,718	1,429,718
Machinery and equipment	2,336,995	2,327,551
	4,000,192	3,990,748
Less accumulated depreciation	3,504,989	3,380,938
	495,203	609,810
OTHER ASSETS:		
Deferred income taxes-less valuation allowance of $3,637,400 ($3,304,600, 2009)	-	-
Deposits	1,750	1,750
	1,750	1,750
Total Assets	$3,809,381	$4,718,214

See accompanying summary of accounting policies and notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES:		
Accounts payable	$183,036	$157,327
Accrued payroll and related expenses	149,801	139,342
Accrued expenses	148,850	131,535
Accrued taxes other than income	46,965	71,870
Accrued income taxes	-	3,960
Total Current Liabilities	528,652	504,034
STOCKHOLDERS' EQUITY:		
Common shares - par value $1.00		
Class A 3,750,000 shares authorized, 809,024 shares issued (809,024 shares 2009)	793,229	793,229
Class B 1,000,000 convertible shares authorized, 475,533 shares issued (475,533 shares 2009)	454,866	454,866
Contributed capital	1,850,037	1,833,992
Treasury shares - 15,795 (2010 and 2009) Class A shares and 20,667 (2010 and 2009) Class B shares	(661,676)	(661,676)
Retained earnings	844,273	1,793,769
Total Stockholders' Equity	3,280,729	4,214,180
Total Liabilities and Stockholders' Equity	$3,809,381	$4,718,214

CONSOLIDATED STATEMENT OF INCOME
HICKOK INCORPORATED
FOR THE YEARS ENDED SEPTEMBER 30

	2010	2009	2008
NET SALES:			
Product sales	$4,868,635	$5,633,864	$11,552,499
Service sales	390,377	428,912	517,827
Total Net Sales	5,259,012	6,062,776	12,070,326
COSTS AND EXPENSES:			
Cost of product sold	2,689,469	3,683,049	6,802,006
Cost of services sold	251,258	402,025	540,896
Product development	1,069,707	1,317,529	1,920,851
Marketing and administrative expenses	2,217,520	2,524,914	3,454,382
Interest charges	542	3,826	9,974
Other income	(19,988)	(39,514)	(88,091)
Total Costs and Expenses	6,208,508	7,891,829	12,640,018
Loss before Provision for Income Taxes	(949,496)	(1,829,053)	(569,692)
Provision For Income Taxes:			
Deferred	-	1,845,200	200,007
	-	1,845,200	200,007
Net Loss	$(949,496)	$(3,674,253)	$(769,699)
NET LOSS PER COMMON SHARE - BASIC	$(.76)	$(2.94)	$(.62)
NET LOSS PER COMMON SHARE - DILUTED	$(.76)	$(2.94)	$(.62)
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING	1,248,095	1,248,095	1,239,449

See accompanying summary of accounting policies and notes to financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
HICKOK INCORPORATED
FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2009, AND 2008

		COMMON STOCK - $1.00 PAR VALUE						
	RETAINED EARNINGS	CLASS A	CLASS B	CONTRIBUTED CAPITAL	ACCUMULATED COMPREHEN-SIVE INCOME	TREASURY SHARES	TOTAL	COMPREHEN-SIVE INCOME
Balance at September 30, 2007	$6,237,721	$766,779	$454,866	$1,661,527	$-	$(661,676)	$8,459,217	$(754,281)
Sale of Class A shares under option	-	26,450	-	140,559	-	-	167,009	-
Share-based compensation expense	-	-	-	15,829	-	-	15,829	-
Net Loss	(769,699)	-	-	-	-	-	(769,699)	(769,699)
Balance at September 30, 2008	$5,468,022	$793,229	$454,866	$1,817,915	$-	$(661,676)	$7,872,356	$(769,699)
Share-based compensation expense	-	-	-	16,077	-	-	16,077	-
Net Loss	(3,674,253)	-	-	-	-	-	(3,674,253)	(3,674,253)
Balance at September 30, 2009	$1,793,769	$793,229	$454,866	$1,833,992	$-	$(661,676)	$4,214,180	$(3,674,253)
Share-based compensation expense	-	-	-	16,045	-	-	16,045	-
Net Loss	(949,496)	-	-	-	-	-	(949,496)	(949,496)
Balance at September 30, 2010	$844,273	$793,229	$454,866	$1,850,037	$-	$(661,676)	$3,280,729	$(949,496)

See accompanying summary of accounting policies and notes to financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
HICKOK INCORPORATED
FOR THE YEARS ENDED SEPTEMBER 30

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Cash received from customers	$6,038,214	$5,783,951	$15,842,618
Cash paid to suppliers and employees	(5,972,126)	(7,043,959)	(12,576,618)
Interest paid	-	(3,826)	(28,562)
Interest received	4,824	22,816	65,342
Income taxes (paid)	-	-	(6,000)
Net Cash Provided by (Used in) Operating Activities	70,912	(1,241,018)	3,296,780
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(19,456)	(34,674)	(127,510)
Proceeds on sale of assets	325	-	2,000
Net Cash Provided by (Used in) Investing Activities	(19,131)	(34,674)	(125,510)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Short-term borrowings	-	-	888,000
Payments on short-term borrowings	-	-	(2,835,700)
Sale of Class A shares under option	-	-	167,009
Net Cash Provided by (Used in) Financing Activities	-	-	(1,780,691)
Increase (Decrease) in Cash and Cash Equivalents	51,781	(1,275,692)	1,390,579
Cash and Cash Equivalents at Beginning of Year	716,866	1,992,558	601,979
Cash and Cash Equivalents at End of Year	$768,647	$716,866	$1,992,558

See accompanying summary of accounting policies and notes to financial statements.

	2010	2009	2008
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Net Loss	$(949,496)	$(3,674,253)	$(769,699)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation	131,800	167,492	196,490
(Gain) Loss on disposal of assets	1,938	739	2,981
Share-based compensation expense	16,045	16,077	15,829
Deferred income taxes	-	1,845,200	200,007
CHANGES IN ASSETS AND LIABILITIES:			
Decrease (Increase) in accounts receivable	779,202	(278,825)	3,772,292
Decrease (Increase) in inventories	61,676	794,520	1,606,384
Decrease (Increase) in prepaid expenses	5,129	16,645	(13,178)
Decrease (Increase) in refundable income taxes	-	6,000	(6,000)
Increase (Decrease) in accounts payable	25,709	(97,152)	(1,634,208)
Increase (Decrease) in accrued payroll and related expenses	10,459	(97,777)	(38,739)
Increase (Decrease) in other accrued expenses and accrued taxes other than income	(7,590)	56,356	(35,379)
Increase (Decrease) in accrued income taxes	(3,960)	3,960	-
Total Adjustments	1,020,408	2,433,235	4,066,479
Net Cash Provided by (Used in) Operating Activities	$70,912	$(1,241,018)	$3,296,780

1. NATURE OF OPERATIONS

Hickok Incorporated and its wholly-owned domestic subsidiaries ("Company") develop and manufacture products used by companies in the transportation and emissions testing industries. Among the products are indicators and gauges sold to companies in aircraft and locomotive markets. On a much larger scale, the Company manufactures diagnostic equipment used by technicians to test the various electronic systems in automobiles and trucks, and emissions testing equipment specified by various states for testing vehicle emissions. The Company serves the automotive, locomotive and general aviation markets predominately in North America. Sales in the Company's principal product classes, as a percent of consolidated sales, are as follows:

Product Classes	2010	2009	2008
Automotive Test Equipment	74.2%	74.6%	85.2%
Indicating Instruments	25.8	25.4	14.8
Total	100.0%	100.0%	100.0%

Current operating properties consist of a manufacturing plant in Greenwood, Mississippi, and a corporate headquarters, marketing and product development facility in Cleveland, Ohio.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation :
The consolidated financial statements include the accounts of Hickok Incorporated and its wholly-owned domestic subsidiaries. Significant intercompany transactions and balances have been eliminated in the financial statements.

Concentration of Credit Risk :
The Company sells its products and services primarily to customers in the United States of America and to a lesser extent overseas. All sales are made in United States of America dollars. The Company extends normal credit terms to its customers. Customers in the automotive industry comprise 73% of outstanding receivables at September 30, 2010 (89% in 2009). Sales to three customers approximated $720,000, $295,000 and $10,000 (2010), $512,000, $419,000 and $1,102,000 (2009), $878,000, $6,395,000 and $0 (2008), and accounts receivable to these customers amounted to approximately $51,000, $23,000 and $0 (2010), $35,000, $23,000 and $760,000 (2009).

Use of Estimates in the Preparation of Financial Statements :
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition :
The Company records sales as manufactured items are shipped to customers on an FOB shipping point arrangement, at which time title passes and the earnings process is complete. The Company primarily records service sales as the items are repaired. The customer does not have a right to return merchandise

unless defective or warranty related and there are no formal customer acceptance provisions. Sales returns and allowances were immaterial during each of the three years in the period ending September 30, 2010.

Product Warranties :

The Company warrants certain products against defects for periods ranging primarily from 12 to 48 months. The Company's estimated future warranty claims is included in "Accrued expenses" and are as follows:

	2010	**2009**	**2008**
Balance October 1	$4,482	$5,640	$13,764
Current year provisions	3,602	36,252	99,307
Expenditures	(4,669)	(37,410)	(107,431)
Balance September 30	$3,415	$4,482	$5,640

Product Development Costs :

Product development costs, which include engineering production support, are expensed as incurred. Research and development performed for customers represents no more than 1% of sales in each year. The arrangements do not include a repayment obligation by the Company.

Cash and Cash Equivalents :

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. From time to time the Company maintains cash balances in excess of the FDIC limits. The cash balance at September 30, 2010 and 2009 amounted to $768,647 and $716,866, respectively.

Accounts Receivable :

The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Inventories : Inventories are valued at the lower of cost (first-in, first-out) or market and consist of:

	2010	**2009**
Raw materials and component parts	$1,382,484	$1,589,184
Work-in-process	390,434	262,156
Finished products	350,054	333,308
	$2,122,972	$2,184,648

Property, Plant and Equipment :

Property, plant and equipment are carried at cost. Maintenance and repair costs are expensed as incurred. Additions and betterments are capitalized. The depreciation policy of the Company is generally as follows:

Class	**Method**	**Estimated Useful Lives**
Buildings	Straight-line	10 to 40 years
Machinery and equipment	Straight-line	3 to 10 years
Tools and dies	Straight-line	3 years

Depreciation amounted to $131,800 (2010), $167,492 (2009), and $196,490 (2008).

Valuation of Long-Lived Assets :
Long-lived assets such as property, plant and equipment and software are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Shipping and Handling Costs :
Shipping and handling costs are classified as cost of product sold.

Advertising Costs :
Advertising costs are expensed as incurred and amounted to $17,854 (2010), $36,899 (2009) and $41,337 (2008).

Income Taxes :
The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus any change in deferred taxes during the year. Deferred taxes result from differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Income per Common Share :
Income per common share information is computed on the weighted average number of shares outstanding during each period as disclosed in Note 8.

Adoption of New Accounting Standards :
The Company did not incur any material impact to its financial condition or results of operations due to the adoption of any new accounting standards during the periods reported.

3. SHORT-TERM FINANCING

The Company had a credit agreement with its financial lender that was rescinded on December 17, 2009. The rescinded agreement provided for a secured revolving credit facility of $1,000,000 with interest generally equal to three percent per annum plus one month LIBOR. The agreement was set to expire in February 2010. The agreement was secured by the Company's accounts receivable, inventory, equipment and general intangibles.

4. LEASES

Operating :
The Company leases a facility and certain equipment under operating leases expiring through January 2012.

The Company's minimum commitments under operating leases are as follows:

	2011	$2,880
	2012	720
Total		$3,600

Rental expense under these commitments was $5,782 (2010), $24,120 (2009) and $39,231 (2008).

A facility held under a capital lease has a net book value of $0 at September 30, 2010. Future minimum lease payments which extend through 2061 are immaterial.

5. STOCK OPTIONS

Under the Company's Key Employees Stock Option Plans (collectively the "Employee Plans") the Compensation Committee of the Board of Directors has the authority to grant options to Key Employees to purchase up to 47,200 Class A shares, net of granted options. The options are exercisable for up to 10 years. Incentive stock options are available at an exercise price of not less than market price on the date the option is granted. However, options available to an individual owning more than 10% of the Company's Class A shares at the time of grant must be at a price not less than 110% of the market price. Non-qualified stock options may be issued at such exercise price and on such other terms and conditions as the Compensation Committee may determine. No options may be granted at a price less than $2.925. All options granted under the Employee Plans are exercisable at September 30, 2010.

The Company's Outside Directors Stock Option Plans (collectively the "Directors Plans") provide for the automatic grant of options to purchase up to 44,000 shares of Class A common stock over a three year period to members of the Board of Directors who are not employees of the Company, at the fair market value on the date of grant. The options are exercisable for up to 10 years. All options granted under the Directors Plans become fully exercisable on February 25, 2013.

Non-cash compensation expense related to stock option plans for fiscal years ended September 30, 2010, 2009 and 2008 was $16,045, $16,077 and $15,829 respectively.

Transactions involving the plans are summarized as follows:

	2010	Weighted Average Exercise Price	2009	Weighted Average Exercise Price	2008	Weighted Average Exercise Price
Option Shares						
Employee Plans:						
Outstanding October 1,	59,400	$3.81	73,400	$4.28	93,150	$5.00
Granted	-	-	-	-	-	-
Canceled/expired	(17,900)	4.73	(14,000)	6.28	(5,300)	10.50
Exercised	-	-	-	-	(14,450)	6.65
Outstanding September 30, 2010 ($3.125 to $3.55 per share)	41,500	3.41	59,400	3.81	73,400	4.28
Exercisable September 30,	41,500	3.41	59,400	3.81	73,400	4.28
Director Plans:						
Outstanding October 1,	41,000	$6.51	43,000	$7.18	51,000	$6.63
Granted	6,000	6.00	5,000	2.925	6,000	11.00
Canceled/expired	(3,000)	8.50	(7,000)	8.11	(2,000)	12.25
Exercised	-	-	-	-	(12,000)	5.91
Outstanding September 30, 2010 ($2.925 to $11.00 per share)	44,000	6.30	41,000	6.51	43,000	7.18
Exercisable September 30,	33,000	6.46	31,000	6.39	31,000	6.14

The following is a summary of the range of exercise prices for stock options outstanding and exercisable under the Employee Plans and the Directors Plans at September 30, 2010.

Employee Plans	Outstanding Stock Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
Range of exercise Prices:			
$3.125 - 3.55	41,500	$3.41	.4
	41,500	$3.41	

Directors Plans	Outstanding Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Stock Options Exercisable	Weighted Average Exercise Price
Range of exercise prices:					
$2.925 - 5.25	20,000	$3.95	4.3	16,667	$4.15
$6.00 - 7.25	14,000	$6.49	6.4	8,000	$6.85
$10.50 - 11.00	10,000	$10.75	7.0	8,333	$10.70
	44,000	$6.30		33,000	$6.46

The Company accounts for Share-Based Payments under the modified prospective method for its stock options for both employees and non-employee Directors. Compensation cost for fixed based awards are measured at the grant date, and the Company uses the Black-Scholes option pricing model to determine the fair value estimates for recognizing the cost of employee and director services received in exchange for an award of equity instruments. The Black-Scholes option pricing model requires the use of subjective assumptions which can materially affect the fair value estimates. Employee stock options are immediately exercisable while Director's stock options are exercisable over a three year period. The fair value of stock option grants to Directors is amortized over the three year vesting period. During fiscal year ended September 30, 2010 and 2009, $16,045 and $16,077 respectively was expensed as share-based compensation. Total compensation costs related to nonvested awards not yet recognized is $10,620 (2011) and $7,099 (2012) and $1,633 (2013). The following weighted-average assumptions were used in the option pricing model for 2010 and 2009: a risk free interest rate of 5.5% and 5.5%; an expected life of 10 and 10 years; an expected dividend yield of 0.0% and 0.0%; and a volatility factor of .75 and .54.

6. CAPITAL STOCK, TREASURY STOCK, AND CONTRIBUTED CAPITAL

Unissued shares of Class A common stock (540,366 and 555,266 shares in 2010 and 2009 respectively) are reserved for the share-for-share conversion rights of the Class B common stock and stock options under the Employee Plans and the Directors Plans (see note 5). The Class A shares have one vote per share and the Class B shares have three votes per share, except under certain circumstances such as voting on voluntary liquidation, sale of substantially all the assets, etc. Dividends up to $.10 per year, noncumulative, must be paid on Class A shares before any dividends are paid on Class B shares.

7. INCOME TAXES

A reconciliation of the provision (recovery) of income taxes to the statutory Federal income tax rate is as follows:

	2010	2009	2008
Income (Loss) Before Provision for Income Taxes	$(949,496)	$(1,829,053)	$(569,692)
Statutory rate	34%	34%	34%
	(322,829)	(621,878)	(193,695)
Permanent differences	32,700	7,200	(46,000)
Research and development credit - net	(18,500)	(43,300)	(98,800)
Valuation allowance	310,500	2,505,200	535,000
Other	(1,871)	(2,022)	3,502
	$-	$1,845,200	$200,007

Deferred tax assets (liabilities) consist of the following:

	2010	2009
Current:		
Inventories	$133,100	$155,900
Bad debts	3,400	3,400
Accrued liabilities	40,800	42,100
Prepaid expense	(21,000)	(22,800)
	156,300	178,600
Valuation allowance	(156,300)	(178,600)
Total current deferred income taxes	-	-
Noncurrent:		
Depreciation and amortization	115,200	145,700
Research and development and other credit carryforwards	1,655,700	1,624,600
Net operating loss carryforward	1,587,500	1,269,700
Contribution carryforward	250,400	241,400
Directors stock option plan	28,600	23,200
	3,637,400	3,304,600
Valuation allowance	(3,637,400)	(3,304,600)
Total long-term deferred income taxes	-	-
Total	$-	$-

The Company did not incur any material impact to its financial condition or results of operations due to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company is subject to U.S federal jurisdiction income tax examinations for the tax years 2006 through 2009. In addition, the Company is subject to state and local income tax examinations for the tax years 2006 through 2009.

The Company has available a net operating loss carryforward of approximately $4,670,000 and a contribution carryforward of approximately $736,000. The net operating loss and research and development credit carryforwards will begin to expire in 2015. The valuation allowance was increased in 2010 due to additional losses and an increased likelihood of tax credits expiring before being utilized.

The Company's ability to realize the entire benefit of its deferred tax assets requires that the Company achieve certain future earning levels prior to the expiration of its net operating loss and research and development credit carryforwards. Because of the uncertainties involved with this significant estimate, it is reasonably possible that the Company's estimate may change in the near term.

8. EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per share.

	2010	2009	2008
Basic Loss Per Share			
Loss available to common stockholders	$(949,496)	$(3,674,253)	$(769,699)
Shares denominator	1,248,095	1,248,095	1,239,449
Per share amount	$(.76)	$(2.94)	$(.62)
Effect of Dilutive Securities			
Average shares outstanding	1,248,095	1,248,095	1,239,449
Stock options	-	-	-
	1,248,095	1,248,095	1,239,449
Diluted Loss Per Share			
Loss available to common stockholders	$(949,496)	$(3,674,253)	$(769,699)
Per share amount	$(.76)	$(2.94)	$(.62)

9. EMPLOYEE BENEFIT PLANS

The Company has a formula based profit sharing bonus plan for officers and key employees. For fiscal years ended September 30, 2010, 2009 and 2008, the formula produced no bonus distribution. The bonus distribution is determined by the Compensation Committee of the Board of Directors.

The Company has a 401(k) Savings and Retirement Plan covering all full-time employees. Company contributions to the plan, including matching of employee contributions, are at the Company's discretion. For fiscal year ended September 30, 2010 the Company made matching contributions to the plan in the amount of $15,380. For fiscal years ended September 30, 2009 and 2008, the Company made no matching contributions to the plan. The Company does not provide any other post retirement benefits to its employees.

10. SEGMENT AND RELATED INFORMATION

The Company's four business units have a common management team and infrastructure. The indicators and gauges unit has different technologies and customers than the other business units. Therefore, the business units have been aggregated into two reportable segments: 1.) indicators and gauges and 2.) automotive related diagnostic tools and equipment. The Company's management evaluates segment performance based primarily on operating earnings before taxes. Non-operating items such as interest income and interest expense are included in general corporate expenses. Depreciation expense on assets used in manufacturing are considered part of each segment's operating performance. Depreciation expense on non-manufacturing assets are included in general corporate expenses.

Indicators and Gauges

This segment consists of products manufactured and sold primarily to companies in the aircraft and locomotive industry. Within the aircraft market, the primary customers are those companies that manufacture or service business and pleasure aircraft. Within the locomotive market, indicators and gauges are sold to both original equipment manufacturers and to operators of railroad equipment.

Automotive Diagnostic Tools and Equipment

This segment consists primarily of products designed and manufactured to support the testing or servicing of automotive systems using electronic means to measure vehicle parameters. These products are sold to OEMs and to the aftermarket using several brand names and a variety of distribution methods. Included in this segment are products used for state required testing of vehicle emissions.

Information by industry segment is set forth below:

Years Ended September 30,	**2010**	**2009**	**2008**
Net Sales			
Indicators and Gauges	$1,357,114	$1,538,908	$1,790,109
Automotive Diagnostic Tools and Equipment	3,901,898	4,523,868	10,280,217
	$5,259,012	$6,062,776	$12,070,326
Income (Loss) Before Provision for Income Taxes			
Indicators and Gauges	$34,647	$(119,544)	$173,124
Automotive Diagnostic Tools and Equipment	188,037	(500,440)	778,789
General Corporate Expenses	(1,172,180)	(1,209,069)	(1,521,605)
	$(949,496)	$(1,829,053)	$(569,692)

Asset Information :

Years Ended September 30,	**2010**	**2009**
Identifiable Assets		
Indicators and Gauges	$604,267	$657,984
Automotive Diagnostic Tools and Equipment	1,860,974	2,646,281
Corporate	1,344,140	1,413,949
	$3,809,381	$4,718,214

Geographical Information :

Included in the consolidated financial statements are the following amounts related to geographic locations:

Years Ended September 30,	**2010**	**2009**	**2008**
Revenue:			
United States of America	$5,168,432	$5,873,939	$11,821,904
Australia	44,377	20,776	31,541
Canada	35,228	113,558	147,908
England	-	23,501	55,472
Germany	4,718	16,067	8,645
Other foreign countries	6,257	14,935	4,856
	$5,259,012	$6,062,776	$12,070,326

All export sales to Australia, Canada, England, Germany and other foreign countries are made in United States of America Dollars.

11. COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is the plaintiff in a suit pursuing patent infringement against a competitor in the emissions market. Management believes that it is not currently possible to estimate the impact, if any, that the ultimate resolution of this matter will have on the Company's results of operations, financial position or cash flows.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 17, 2010, which is the date the financial statements were available to be issued, and has determined there are no subsequent events required to be recognized or disclosed in these financial statements.

13. GOING CONCERN AND MANAGEMENT PLAN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses from operations during the past several years due primarily to decreasing sales of existing product lines and a general economic downturn in all markets the Company serves. The resulting lower sales levels have reduced the Company's accounts receivable and cash balances, if this situation continues it may prevent the Company from generating sufficient cash flow to sustain its operations.

The ability of the Company to continue as a going concern is dependent on improving the Company's profitability and cash flow and securing financing if needed. During the past year management reviewed and revised its strategic plan and believes in the viability of its strategy to increase revenues and profitability through increased sales of existing products and the introduction of new products to the market place. Management believes that the actions presently being taken by the Company will provide the stimulus for it to continue as a going concern, however, because of the inherent uncertainties there can be no assurances to that effect. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In December of 2008 management took steps to reduce non-direct product related expenses throughout the Company in response to the economic downturn and the uncertainty in the markets the Company serves. The steps included a substantial reduction in personnel, wage reductions for all personnel and expenditure restrictions in most aspects of the Company's operations. Management took additional steps in April 2009 and made additional reductions in personnel throughout the Company due to the continued decline in sales to the markets the Company serves. For the years ended September 30, 2010 and 2009 the Company achieved the savings that were anticipated from the cost cutting measures implemented in January 2009 and April 2009. The Company anticipates the cost cutting measures will continue for the fiscal year ended September 30, 2011.

Management is also prepared to make additional expense reductions if its strategy to improve revenue and profitability does not show significant results. In addition, management has identified a possible source of limited short-term financing if it were to become necessary.

Management recorded a valuation allowance on the entire balance of deferred tax assets at September 30, 2009 due to the continued losses during the past several years, the current economic uncertainties, the negative effects of the current economic crisis on all the Company's markets and concern that a more likely than not expiration of the Company's net operating loss and research and development credit carryforwards could occur before they can be used.

In addition, management recorded a valuation allowance in the amount of $310,500 on the current year deferred taxes.

14. QUARTERLY DATA (UNAUDITED)

	First	Second	Third	Fourth
Net Sales				
2010	$1,636,717	$1,394,060	$1,390,355	$837,880
2009	1,159,063	1,335,056	1,521,033	2,047,624
2008	7,241,412	1,699,468	1,704,816	1,424,630
Gross Profit				
2010	876,542	528,246	642,349	271,148
2009	282,451	369,640	617,348	708,263
2008	3,314,079	438,084	437,612	537,649
Net Income (Loss)				
2010	64,709	(335,542)	(151,479)	(527,184)
2009	(1,145,353)	(2,245,253)	(234,861)	(48,786)
2008	1,108,889	(474,456)	(535,657)	(868,475)
Net Income (Loss) per Common Share				
Basic				
2010	.05	(.27)	(.12)	(.42)
2009	(.92)	(1.80)	(.19)	(.03)
2008	.90	(.38)	(.43)	(.71)
Diluted				
2010	.05	(.27)	(.12)	(.42)
2009	(.92)	(1.80)	(.19)	(.03)
2008	.85	(.38)	(.43)	(.66)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

As of September 30, 2010, an evaluation was performed, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer along with the Company's Senior Vice President, Finance and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Company's management, including the Chief Executive Officer along with the Company's Senior Vice President, Finance and Chief Financial Officer, concluded that the Company's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act") were effective as of September 30, 2010 to ensure that information required to be disclosed by the

Company in reports that it files and submits under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. There were no changes in the Company's internal controls over financial reporting during the fourth fiscal quarter ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes policies and procedures that (1) pertain to maintaining records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorization of the Company's management and directors, and (3) provide reasonable assurance regarding prevention or the timely detection of unauthorized acquisition, use or disposal of the company's assets that could have a material effect on the financial statements.

Management, including the Company's Chief Executive Officer along with the Company's Senior Vice President, Finance and Chief Financial Officer, does not expect that the Company's internal controls will prevent or detect all errors and all fraud. An internal control system no matter how well designed and operated can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, collusion of two or more people, or by management override of the control. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Hickok Incorporated is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of management, including the Company's Chief Executive Officer along with the Company's Senior Vice President, Finance and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of September 30, 2010, as required by Rule 13a-15(c) of the Securities Exchange Act of 1934, as amended. In making this assessment, we used the criteria set forth in the framework in Internal Control-Integrated Framework for Small Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework for Small Public Companies, our management concluded that our internal control over financial reporting was effective as of September 30, 2010.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

/s/ R. L. Bauman

R. L. Bauman
Chief Executive Officer

/s/ G. M. Zoloty

G. M. Zoloty
Chief Financial Officer

December 22, 2010

ITEM 9B. OTHER INFORMATION.

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item 10 as to the Directors of the Company is incorporated herein by reference to the information set forth under the caption "Information Concerning Nominees for Directors" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 23, 2011, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A. Information required by this Item 10 as to the Executive Officers of the Company is included in Part III of this Annual Report on Form 10-K. Information required by this Item as to the Audit Committee, the Audit Committee financial expert, the procedures for recommending nominees to the Board of Directors and compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the information set forth under the captions "Information Regarding Meetings and Committees of the Board of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 23, 2011.

The Company has historically operated under informal ethical guidelines, under which the Company's principal executive, financial, and accounting officers, are held accountable. In accordance with these guidelines, the Company has always promoted honest, ethical and lawful conduct throughout the organization and has adopted a written Code of Ethics for the Chief Executive Officer and Chief Financial Officer. In addition, the Company adopted and the Board of Directors approved a written Code of Business Conduct for all officers and employees. The Company also implemented a system to address the "Whistle Blower" provision of the Sarbanes-Oxley Act of 2002.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following is a list of the executive officers of the Company as of September 30, 2010. The executive officers are elected each year and serve at the pleasure of the Board of Directors. Mr. Robert Bauman was elected Chairman by the Board of Directors in July 1993 and served as chairman until May 2001. He has been President since 1991 and Chief Executive Officer since 1993. For at least five years prior to 1991 he held the office of Vice President. The Board of Directors elected Mr. Gregory Zoloty Senior Vice President of Finance and Chief Financial Officer in February 2004. Mr. Zoloty was Vice President of Finance and Chief Financial Officer since May 2001. Mr. Zoloty was Vice President of Accounting and Chief Accounting Officer since 1994. He joined the Company in 1986. Mr. William Bruner was elected Senior Vice President of Manufacturing by the Board of Directors in February 2004. Mr. Bruner was elected Vice President of Manufacturing in August 1993. He joined the Company in January 1974. Mr. Michael Cable was elected Senior Vice President of OEM, National Accounts Sales and Marketing by the Board of Directors in March 2010. Mr. Michael Cable was elected Vice President of OEM Sales by the Board of Directors in February 2004. He joined the Company in September 2003. Mr. Cable has worked for numerous automotive tool companies in various capacities primarily related to sales and marketing. He currently is President of the Equipment Technical Institute, an aftermarket trade organization. Mr. George Hart was elected Senior Vice President of Engineering by the Board of Directors in March 2010. Mr. George Hart was elected Vice President of Engineering by the Board of Directors in February 2004. He joined the Company in April 1985.

OFFICE	OFFICER	AGE
President and Chief Executive Officer	Robert L. Bauman	70
Senior Vice President, Finance and Chief Financial Officer	Gregory M. Zoloty	58
Senior Vice President, Manufacturing	William A. Bruner	68
Senior Vice President, OEM, National Accounts Sales and Marketing	Michael R. Cable	61
Senior Vice President, Engineering	George R. Hart	53

*The description of Executive Officers called for in this Item is included pursuant to Instruction 3 to Section (b) of Item 401 of Regulation S-K.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item 11 is incorporated by reference to the information set forth under the caption "Executive Compensation" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 23, 2011, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Equity Compensation Plan Information

The following table provides information as of September 30, 2010 with respect to compensation plans (including individual compensation arrangements) under which Common Stock of the Company is authorized for issuance under compensation plans previously approved and not previously approved by shareholders of the Company.

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	74,500	$4.76	62,200
Equity compensation plans not approved by security holders	-	-	-
Total	74,500		62,200

Other information required by this Item 12 is incorporated by reference to the information set forth under the captions "Principal Shareholders" and "Share Ownership of Directors and Officers" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 23, 2011, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item 13 is incorporated by reference to the information set forth under the caption "Transactions with Management" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 23, 2011, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item 14 is incorporated by reference to the information set forth under the caption "Independent Public Accountants" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 23, 2011, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) (1) FINANCIAL STATEMENTS

The following Consolidated Financial Statements of the Registrant and its subsidiaries are included in Part II, Item 8:

	PAGE
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheet - As of September 30, 2010 and 2009	F-2
Consolidated Statement of Income - Years Ended September 30, 2010, 2009 and 2008	F-4
Consolidated Statement of Stockholders' Equity and Comprehensive Income - Years Ended September 30, 2010, 2009 and 2008	F-5
Consolidated Statement of Cash Flows - Years Ended September 30, 2010, 2009 and 2008	F-6
Notes to Consolidated Financial Statements	F-8

(a) (2) FINANCIAL STATEMENT SCHEDULES

The following Consolidated Financial Statement Schedules of the Registrant and its subsidiaries are included in Item 15 hereof.

SEQUENTIAL PAGE

Report of Independent Registered Public Accounting Firm as to Schedules	52
Schedule VIII-Valuation and Qualifying Accounts	53
Schedule IX-Short-term Borrowings	54

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(a) (3) EXHIBITS

Reference is made to the Exhibit Index set forth herein.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HICKOK INCORPORATED

By: /s/ Robert L. Bauman
Robert L. Bauman
President and Chief Executive Officer
Date: December 22, 2010

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated and on the 22th day of December, 2010:

SIGNATURE:	TITLE
/s/ Janet H. Slade Janet H. Slade	Chairman
/s/ Robert L. Bauman Robert L. Bauman	President and Chief Executive Officer (Principal Executive Officer)
/s/ Gregory M. Zoloty Gregory M. Zoloty	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ T. Harold Hudson T. Harold Hudson	Director
/s/ James T. Martin James T. Martin	Director
/s/ Michael L. Miller Michael L. Miller	Director
/s/ Hugh S. Seaholm Hugh S. Seaholm	Director
/s/ Kirin M. Smith Kirin M. Smith	Director

EXHIBIT 31.1

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Robert L. Bauman, certify that:

1. I have reviewed this annual report on Form 10-K of Hickok Incorporated (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By:

/s/ R. L. Bauman

R. L. Bauman
Chief Executive Officer
December 22, 2010

EXHIBIT 31.2

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Gregory M. Zoloty, certify that:

1. I have reviewed this annual report on Form 10-K of Hickok Incorporated (the "registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By:

/s/ G. M. Zoloty

G. M. Zoloty
Senior Vice President, Finance and Chief Financial Officer
December 22, 2010

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Hickok Incorporated (the "Company") on Form 10-K for the period ending September 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert L. Bauman, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ R. L. Bauman

R. L. Bauman
Chief Executive Officer
December 22, 2010

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Hickok Incorporated (the "Company") on Form 10-K for the period ending September 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory M. Zoloty, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ G. M. Zoloty

G. M. Zoloty
Chief Financial Officer
December 22, 2010

EXHIBIT INDEX

EXHIBIT NO.:	DOCUMENT
3(a)	Articles of Incorporation and Code of Regulations.*
3(b)	Amendment to Articles of Incorporation (incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995, File No. 0-147).
10(a)	Hickok Incorporated 1997 Key Employees Stock Option Plan (incorporated herein by reference to the appropriate exhibit to the Company's Registration Statement on Form S-8 as filed with the Commission on September 17, 1998).
10(b)	Hickok Incorporated 2000 Outside Directors Stock Option Plan (incorporated herein by reference to the appropriate exhibit to the Company's Registration Statement on Form S-8 as filed with the Commission on June 6, 2001).
10(c)	Hickok Incorporated 2000 Key Employees Stock Option Plan (incorporated herein by reference to the appropriate exhibit to the Company's Registration Statement on Form S-8 as filed with the Commission on June 6, 2001).
10(d)	Hickok Incorporated 2003 Outside Directors Stock Option Plan (incorporated herein by reference to the appropriate exhibit to the Company's Registration Statement on Form S-8 as filed with the Commission on June 9, 2005).
10(e)	Hickok Incorporated 2010 Outside Directors Stock Option Plan (incorporated herein by reference to Appendix A of the Company's definitive proxy statement for its 2010 annual meeting of shareholders as filed with the Commission on January 26, 2010).
11	Computation of Net Income Per Common Share.
14	Hickok Incorporated Financial Code of Ethics for the Chief Executive Officer and Specified Financial Officers.
21	Subsidiaries of the Registrant.

23	Consent of Independent Registered Public Accounting Firm.
31.1	Rule 13a-14(a)/15d-14(a)Certification by the Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a)Certification by the Chief Financial Officer.
32.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Reference is made to the Company's basic documents filed as Exhibits 3(a) and 3(b) to the Company's Registration Statement on Form S-1, dated September 1, 1959, as supplemented by Amendments 1 and 2 thereto, dated respectively October 15, 1959, and October 19, 1959 (the October 15, 1959 amendment containing an Amendment to Articles of Incorporation, dated September 29, 1959) and such exhibits are hereby incorporated by reference herein.

The following pages contain the Consolidated Financial Statement Schedules as specified for Item 8 of Part II of Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AS TO CONSOLIDATED SCHEDULES

To the Shareholders and Board of Directors
Hickok Incorporated
Cleveland, Ohio

We have audited the consolidated financial statements of HICKOK INCORPORATED (the "Company") as of September 30, 2010 and 2009, and for each of the years in the three-year period ended September 30, 2010, and have issued our report thereon dated December 14, 2010; such consolidated financial statements and report are included in Part II, Item 8 of this Form 10-K. Our audits also included the consolidated financial statement schedules ("schedules") of the Company listed in Part IV, Item 15. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, Ltd.
Certified Public Accountants

December 14, 2010
Cleveland, Ohio

HICKOK INCORPORATED

SCHEDULE VIII - VALUATION AND QUALIFYING ACCOUNTS

Col. A	Col. B	Col. C		Col. D	Col. E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Deducted from Asset Accounts:					
		Year Ended September 30, 2008			
Reserve for doubtful accounts	$ 10,000	$ 412 (1)	$ 3,504 (2)	$ 3,916 (3)	$ 10,000
Reserve for inventory obsolescence	$ 472,000	$ (112,601)	$ -	$ 171,399 (4)	$ 188,000
Reserve for product warranty	$ 13,764	$ 99,307	$ -	$ 107,431	$ 5,640
Valuation allowance deferred taxes	$ 443,000	$ 535,000	$ -	$ -	$ 978,000
		Year Ended September 30, 2009			
Reserve for doubtful accounts	$ 10,000	$ (610) (1)	$ 60 (2)	$ (550) (3)	$ 10,000
Reserve for inventory obsolescence	$ 188,000	$ 522,484	$ -	$ 255,484 (4)	$ 455,000
Reserve for product warranty	$ 5,640	$ 36,252	$ -	$ 37,410	$ 4,482
Valuation allowance deferred taxes	$ 978,000	$ 2,505,200	$ -	$ -	$ 3,483,200
		Year Ended September 30, 2010			
Reserve for doubtful accounts	$ 10,000	$ (38) (1)	$ -	$ (38) (3)	$ 10,000
Reserve for inventory obsolescence	$ 455,000	$ 154,086	$ -	$ 229,086 (4)	$ 380,000
Reserve for product warranty	$ 4,482	$ 3,602	$ -	$ 4,669	$ 3,415
Valuation allowance deferred taxes	$ 3,483,200	$ 310,500	$ -	$ -	$ 3,793,700

(1) Classified as bad debt expense.

(2) Recoveries on accounts charged off in prior years.

(3) Accounts charged off during year as uncollectible.

(4) Inventory charged off during the year as obsolete.

HICKOK INCORPORATED

SCHEDULE IX - SHORT-TERM BORROWINGS

Col. A	Col. B	Col. C	Col. D	Col. E	Col. F
Category of Aggregate Short-term Borrowings	Balance at End of Period	Weighted Average Interest Rate	Maximum Amount Outstanding During the Period	Average Amount Outstanding During the Period (2)	Weighted Average Interest Rate During the Period (3)
		Year Ended September 30, 2008			
Note Payable to Bank (1)	$ -	7.55%	$ 1,732,000	$ 69,053	7.40%
		Year Ended September 30, 2009			
Note Payable to Bank (1)	$ -	0.00%	$ -	$ -	0.00%
		Year Ended September 30, 2010			
Note Payable to Bank (1)	$ -	0.00%	$ -	$ -	0.00%

(1) Note payable to bank represents borrowings under a revolving credit facility which was rescinded on December 17, 2009.

(2) The average amount outstanding during the period was computed by dividing the total of daily outstanding principal balances by 365.

(3) The weighted average interest rate during the period was computed by dividing the actual interest by the average short-term debt outstanding.

CORPORATE OFFICERS

Robert L. Bauman
President and Chief Executive Officer

William A. Brunner
Senior Vice President, Manufacturing Operations

Michael R. Cable
Senior Vice President, OEM, National Accounts
Sales and Marketing

George R. Hart
Senior Vice President, Engineering

Gregory M. Zoloty
Senior Vice President, Finance, Chief Financial Officer,
Chief Accounting Officer, and Assistant Secretary

Rick Allen
Vice President, Production Engineering

Patrick Bauman
Vice President, Distribution Sales and Marketing

David Carlon
Vice President, Materials Management

John J. Jenkins
Secretary

Fiscal 2010 Form 10-K Annual Report is available by visiting our website: www.hickok-inc.com

Shareholders who desire a copy of the fiscal 2010 Form 10-K Annual Report may obtain it without charge by writing to:

Carmelita Gerome
Hickok Incorporated
10514 Dupont Avenue
Cleveland, Ohio 44108-1399

DIRECTORS

Robert L. Bauman
President and Chief Executive Officer
Hickok Incorporated

T. Harold Hudson
Consultant, President, AAPRA Associates, LLC

James T. Martin
Consultant

Michael L. Miller
Retired Partner, Calfee, Halter & Griswold LLP

Hugh S. Seaholm
President and Chief Executive Officer
Universal Metal Products, Inc.

Janet H. Slade
Chairman

Kirin M. Smith
Managing Partner, Intrinsic Value Capital, L.P.

OPERATIONS

Cleveland, Ohio
Administration, Engineering, Sales and Marketing

Greenwood, Mississippi
Manufacturing

LEGAL COUNSEL
Calfee, Halter & Griswold LLP, Cleveland, Ohio

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services LLC, Chicago, Illinois

AUDITORS
Meaden & Moore, Ltd., Cleveland, Ohio

HICKOK
INCORPORATED

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Exhibit 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND SHARE EQUIVALENTS

Years Ended September 30,	2010	2009	2008
NET INCOME			
Net loss applicable to common shares for basic earnings per share	$(949,496)	$(3,674,253)	$(769,699)
Net loss applicable to common shares for diluted earnings per share	$(949,496)	$(3,674,253)	$(769,699)
SHARES OUTSTANDING			
Weighted average shares for basic earnings per share	1,248,095	1,248,095	1,239,449
Net effect of dilutive stock options - based on the treasury stock method using year-end market price, if higher than average market price	-*	-*	-*
Total shares for diluted earnings per share	1,248,095	1,248,095	1,239,449
Basic Earnings Per Common Share	$(.76)	$(2.94)	$(.62)
Diluted Earnings Per Common Share	$(.76)	$(2.94)	$(.62)

* Net effect of stock options was antidilutive for the period.

Exhibit 14

HICKOK INCORPORATED

FINANCIAL CODE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER AND SPECIFIED FINANCIAL OFFICERS

This Hickok Incorporated Financial Code of Ethics applies to Hickok's principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. Hickok expects all of its employees to act with personal and professional integrity in all aspects of their employment, to comply with all applicable laws, rules and regulations, to deter wrongdoing and to abide by Hickok's other policies and procedures that govern the conduct of Hickok employees. This Financial Code of Ethics is intended to supplement Hickok's other policies and procedures.

You shall:

(1) Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2) Produce full, fair, accurate, timely, and understandable disclosure in reports and documents that Hickok files with, or submits to, the Securities and Exchange Commission and other regulators and in other public communications made by Hickok;

(3) Comply with applicable governmental laws, rules and regulations, as well as the rules and regulations of self-regulatory organizations of which Hickok is a member;

(4) Promptly report any possible violation of this Financial Code of Ethics to the Chairman of the Audit Committee; and

(5) Take all reasonable measures to protect the confidentiality of non-public, proprietary information about Hickok and its customers obtained or created in connection with your activities and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process.

You understand that you are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead Hickok's independent public accountants for the purpose of rendering the financial statements of Hickok misleading.

You further understand that you will be held accountable for your adherence to this Financial Code of Ethics. Your failure to observe the terms of this Financial Code of Ethics may result in disciplinary action. Violations of this Financial Code of Ethics also may constitute violations of law and may result in civil and criminal penalties for you and/or Hickok.

Exhibit 21

HICKOK INCORPORATED

Subsidiaries of Registrant

COMPANY NAME	STATE OF INCORPORATION
Supreme Electronics Corp.	Mississippi
Waekon Corp.	Ohio

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement No. 33-68196 on Form S-8 dated September 1, 1993, Registration Statement No. 333-63597 on Form S-8 dated September 17, 1998 and Registration Statement No. 333-125672 on Form S-8 dated June 9, 2005 of our report on the consolidated financial statements and report as to schedules included in the Annual Report on Form 10-K of Hickok Incorporated for the year ended September 30, 2010.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, Ltd.
Certified Public Accountants

December 20, 2010
Cleveland, Ohio

HICKOK
INCORPORATED

PRODUCTS FOR AUTOMOTIVE, EMISSIONS TESTING, AIRCRAFT, AND LOCOMOTIVE

- Automotive Diagnostic Products & Specialty Tools
- Automotive Emissions Testing Products
- Torque Control Systems
- Custom Automotive Systems
- Indicating Instruments

An Equal Opportunity Employer

FACILITIES

Hickok Incorporated – Corporate Headquarters

10514 Dupont Avenue
Cleveland, Ohio 44108-1399
(216) 541-8060 Phone
(216) 761-9879 Fax
(800) 342-5080 Toll Free

Hickok Manufacturing

1714 Carrollton Avenue
Greenwood, Mississippi 38930-5818
(662) 453-6212 Phone
(662) 455-2446 Fax

Waekon® a division of Hickok Inc.

10514 Dupont Avenue
Cleveland, Ohio 44108-1399
(216) 541-8060 Phone
(216) 761-9879 Fax
(800) 342-5080 Toll Free

WEBSITES

www. hickok-inc.com
www.waekon.com
www.quick-n-ezparts.com



CELEBRATING
100
YEARS
1910 - 2010

HIC-004-0003

Robert D. Hickok Sr.
Founder